

brainpower

"There is no force as powerful as an idea whose time has come."



Duratek INC

2004 ANNUAL REPORT

Our Vision

- We will continue to grow the organization that customers trust and choose to safely and effectively disposition their radioactive materials.
- We will achieve this vision by continuously developing a motivated team of people who listen to our customers and deliver excellent safety, regulatory, technical, and cost-effective results.
- We will apply our talent and technology to enter closely related markets that enhance our future.
- We are committed to consistent financial growth for our investors.

Our Markets

[illegible] Radioactive waste management from ongoing nuclear power operations

[illegible] Radioactive waste management from hospitals, radiopharmaceuticals, universities, and other industrial customers

[illegible] Radioactive material disposition, nuclear facility operations for U.S. Department of Energy and other government agencies

Company Profile

Headquarters:	Columbia, Maryland
Employees:	1,200
Publicly traded:	Nasdaq:DRTK
Website:	www.duratekinc.com

[illegible]

[illegible] We put safety and environmental/regulatory compliance first, from planning through work completion, in every activity across the company.

[illegible] We work daily to develop, challenge, reward, listen to, and fairly treat all employees while creating a safe and enjoyable workplace. We achieve excellence by encouraging open communication, teamwork, enthusiasm, innovation, and superior performance.

[illegible] We are committed to the highest ethical standards. Honesty, fairness, and trust are the foundation of all our dealings with customers, shareholders, regulators, the public, and fellow employees.

[illegible] We will understand and strive to exceed customer expectations, while continuously improving our technologies, processes, and customer service.

[illegible] We will consistently deliver innovations that benefit our customers and increase value to our shareholders.

[illegible] We will strive to provide our customers the best total value, lowest risk, and most cost-effective, responsive service in the business.

[illegible]

Graphic on cover

chain reaction (noun)

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Quote on cover [illegible]

Financial Highlights

($ millions)	For the years ended December 31,		
	2004	**2003**	**2002**
OPERATIONS			
Revenue	$286.2	$285.9	$291.5
Income from operations	$40.6	$34.9	$28.8
Net income	$21.0	$16.7 *	$13.8
EPS	$1.42	$0.94 **	$0.72
PERFORMANCE			
Operating income margin	14.2%	12.2%	9.9%
Gross profit	$74.9	$68.4	$62.4
Debt	$85.0	$116.0	$61.1
Return on assets	7.8%	5.9% *	5.4%
Return on shareholders' equity	30.8%	44.0% *	23.0%
Long-term debt to shareholders' equity	1.23x	3.03x	0.85x



Gross Margin
30%
25%
20%
15%
10%
5%
0%
21.4%
23.9%
26.2%
2002
2003
2004
Income from Operations
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
$28.8
$34.9
$40.6
2002
2003
2004
Earnings per Share (EPS)
$2.00
$1.50
$1.00
$0.50
$0
$0.72
$0.94 **
$1.42
2002
2003
2004

* *Before change in accounting principle*

** *Excluding effect of preferred stock repurchase, related refinancing, and cumulative effect of change in accounting principle*

Contents

2004 Operational Highlights

- Won Phase II of Salt Waste Processing Facility project at the U.S. Department of Energy's (DOE) Savannah River Site
- Won two new contracts at DOE's Idaho National Engineering and Environmental Laboratory
  - Exceeded performance expectations on PM2A Tanks and MLLW


RECEIVED
202

- Won three "Focus" (ID/IQ contracts), one of them prime to DOE
- Extended on-site disposal contract valued at $12 million at DOE's Hanford Environmental Restoration and Disposal Facility
- Installed four liquid waste processing systems at nuclear power plants
- Achieved milestone of one billion gallons of liquid waste processed at nuclear power plants
- Developed process to remove antimony, a problematic radionuclide, from power plant waste streams
- Developed Rapid Response Mitigation team (RRMT), partnering with other companies for emergency response
- Increased market share in fuel pool services by winning new projects at three nuclear power plants
- Improved operations at waste processing facility margins from 9.3% in 2003 to 10.7% in 2004
- Transported three large components
- Safely operated Barnwell disposal facility and dispositioned full amount of materials authorized by the State of South Carolina


"We are continually faced with a
series of great opportunities brilliantly
disguised as insoluble problems."

John W. Gardner

Achieving our goals by embracing our values

The growth Duratek has achieved has always been the result of innovation. What's different is that we've institutionalized innovation.

We established a common process for the collection of ideas and defined how these ideas are compiled, formalized, and converted into opportunities for growth. We foster a singular kind of mind set among our people by respecting their contributions and rewarding them for generating new and better ways to support our customers, cut costs, improve processes, and increase profits.

The Innovation Program is the strongest expression of our commitment to the unique talents, intelligence, and creativity of our people.

As innovation continues to permeate the culture of the organization, expect to see the power of our people reinvent virtually every level of our operation and transform the industry.



From the Chairman of the Board:

I am honored to be your Chairman. I decided to join the team for three reasons.

First, the quality and commitment of the Board members are excellent. The Board takes an active role in helping management focus on creating shareholder value. Second, Duratek is run on a solid set of values. It is evident in its business processes that these are taken into account in everything that is done. Third, our work is important for our country.

Your Board is committed to making sure that management is capably executing its responsibilities and will monitor the effectiveness of management's policies and decisions including the execution of its strategic plan.

Directors, management, and employees understand that high standards of business conduct, effective corporate governance, sound financial controls, operational integrity, and community engagement is fundamental to sustained business success. I share this commitment and look forward to a bright future for Duratek.

Sincerely,

Admiral Bruce DeMars, Chairman of the Board



From the President and CEO:

Dedication to our core values brought tangible results in 2004. As I've described in past years, our growth strategy involves entering closely related markets where we can offer value-added services, as well as performing on specialized projects that bring higher profit margins. Customers continue to demand more for less. We have improved profitability by continuously discovering smarter ways to do business, inventing new ways to meet the technical challenges of our industry, and improving processes already in use.

In 2004, we were successful at continuing to implement the strategic objectives of the Company. New business resulted in a 5% increase in revenues during the year that was offset by expected lower revenues on the vitrification project at Hanford as it moved from design to civil construction. We continued to increase our margins, generated cash, and paid down $30 million in term debt.

This past year also positioned us for growth in our market segments. We introduced new service lines in 2004 that will allow us to grow with our existing customers, as well as capture new ones. The U.S. Department of Energy (DOE) continues to be an opportunity-rich environment with its focus on clean-up and closure of the former nuclear weapons production sites. Duratek's top priority in 2005 is to continue its strategy for increasing margins, generating cash, and translating new opportunities into revenue growth.

Duratek institutionalized an Innovation Program in 2004 that identifies ways we can reduce costs, pioneer new technologies, and improve our bottom line. Our report this year focuses on the introduction and diffusion of an innovative culture throughout the Company.

Daniel A. D'Aniello, our long-time Chairman, stepped down in 2004, marking the end of nearly a decade of wise and valued guidance from The Carlyle Group. Dan is a man of extraordinary vision and energy. In honor of his work on behalf of Duratek, we named the top two innovation awards after him, so that future recipients will be reminded of the inventive spirit that supported and helped formulate our strategy.

I am pleased that Admiral DeMars—a retired four-star admiral in the U.S. Navy and former director of the Naval Nuclear Propulsion Program—has been elected to be the new Chairman of the Board. We are honored that he chose to become part of Duratek. We look forward to innovating together in the years ahead.

Sincerely,



Robert E. Prince, President and CEO

Jeff Colfer, Program Manager & Engineer


Duratek

Jeff Colfer was not recognized for a single innovation. Rather, his spirit of innovation is what brought him to the attention of the Innovation Council. In this creative thinker's mind, there's a difference between a good idea and one that can be translated into a great opportunity. "Sometimes you see a problem that just cries out to be fixed," he says. "It may save the Company just $25 a year, or it could save tens of thousands of dollars." And that, he says, represents the power and potential of the Innovation Program. "As an individual, you may not always have the opportunity to promote the best cost savings ideas," he explains. "But as a Council, you can put serious attention on the ideas that offer huge savings and improvement." If an idea is easy to implement, he continues, "the Council approach enables it to spread quickly throughout the Company."

"Only by being the best at what we do and by quickly maneuvering into position for new opportunities can we ensure the continued growth and financial success of the Company."

Leader of Duratek's Innovation Program, Al Johnson is enthusiastic about inventive problem solving. Widely recognized in the nuclear industry for innovations in business development and the management of radioactive material, waste processing, and reuse programs, he holds eight U.S. patents associated with radioactive monitoring and processing systems. When Duratek set out to find someone to propel innovation throughout the Company, we knew we could turn to Al to figure out how best to do it.

Al says, "I want to thank everyone who participated in the program and made it such a success during its launch year. Three new revenue projects brought in approximately $10 million in revenue in 2004, along with a new contract award for related work in 2005 worth an additional $3 million. Three cost savings/process improvement ideas saved us approximately $1.3 million in 2004."



2004 "BEST INNOVATION"

Finding new revenue streams is one key to improving the bottom line. This group was recognized for developing a new graded approach to license, permit, train, construct, and monitor the handling of suspect Beryllium[1] waste sorting projects. This innovation allowed us to do additional work for DOE that we had not previously pursued.

Team members, left to right: Phil Gianutsos, Greg Lawson, Leigh Sweeney, and Troy Eshleman (not pictured: Bill Garland and Kimberlie Cole)



[1] **beryllium:** First discovered more than two centuries ago, beryllium is a naturally occurring metallic element found in rocks, coal, and oil—even the soil in your backyard. On a pound for pound basis, beryllium is six times stronger than steel, yet it is two-thirds the weight of aluminum. At DOE sites, beryllium has primarily been used in construction of reactor fuel rods, and also for research purposes. After it was determined that beryllium could be used in construction of nuclear fuel rods, its use expanded, and continued until about 1987.



(2) **Green Is Clean:** A proprietary method used to determine if materials received for processing are free of radioactive contamination. If so, the material can go straight to an industrial landfill versus a much more expensive radioactive disposal facility, which saves customers money.

(3) **dry active waste:** Any type of radioactive waste in the form of common household trash, including paper, wood, and clothing.

2004 "BEST INNOVATION"

Developing smarter ways to process materials inventory. In 2004, Duratek experienced a large price increase for disposal. We were, however, able to absorb this cost increase through more innovative approaches to waste processing. Since Duratek sorts all waste to ensure adherence to disposal sites' waste acceptance criteria, our sorting crew devised and implemented a new process to more efficiently process metals. These innovative thinkers led efforts to relocate and redesign the metals sorting process and facility to include a Green Is Clean(2) assay system in the same sorting area where metals are separated from dry active waste(3) (DAW).

Team members (top photo, left to right): Bryan Woody, Marsha Wilson, Erik Stringfellow, and Jeff Dickinson

Elements of Program

Innovation Councils review and act on ideas generated.

Idea database builds a corporate memory.

Strategic Planning ensures consistency between council activities and corporate goals.

Recognition and Reward Program encourages the submission and implementation of the most well-thought-out proposals.

Jeff Dickinson, Instrumentation & Calibration Leader



Jeff Dickinson oversees such instrumentation activities as calibration, maintenance, and repair of radiation detection instrumentation. In processing large amounts of debris from facility decommissioning, an essential but costly and time-consuming first step used to be proving that much of it could be safely dispositioned under less stringent controls. Jeff's work changed that. He was recognized for the design, development, licensing, and implementation of a large container bulk waste assay system, named GARDIAN (GAmma Radiation Detection and In-Container ANalysis). Using GARDIAN, large containers of waste are driven between two mobile trailers containing detection instruments and other equipment. "GARDIAN allows larger containers of waste to be assayed quickly and flexibly," he says, "which improves processing efficiency and reduces the cutting and sizing otherwise required."

"I look forward to being a part of the Company's continued growth, especially as we further develop and enhance our synergies with the multiple market segments in which we are now involved."

Innovation is an attitude, a state of mind, and a creative process, as much as it is a specific task or action.

Duratek has always been at the leading edge of its markets by taking the right risks to enhance its technology portfolio, services, and profitability.

There is no better way to discover how best to get the job done than to ask the people who do the work every day, who apply their knowledge to generate forward-looking, value-added services for our customers.

We inspire our employees by delivering a clear mission they understand and support, encouraging them to not only achieve their goals, but to feel empowered to exceed them. We celebrate success and provide support in failure. Senior management adopts a "hands-ready" role that effectively manages risk on a progressive basis and protects our intellectual property and competitive advantages.

Due primarily to our innovation and business development in value-creating markets, profitability continues to rise even as some of the costs of doing business goes up.

"Management is doing things right; leadership is doing the right things."

Peter F. Drucker

2004 "BEST INNOVATION"

Saving on shipping and treatment.

By working closely with our DOE customer and regulator, this team developed storm water discharge criteria so that the contact water generated at the DOE's Oak Ridge, Tennessee, Environmental Management Waste Management Facility could be safely discharged to the environment instead of being transported to a treatment facility.

Team members, left to right: Robin Crabtree and Sarah Schaefer


Duratek



(1) **ethylene glycol:** has many uses, including as antifreeze in cooling and heating systems, in hydraulic brake fluids, and as a solvent.

(2) **resin:** synthetic polymers capable of combining or exchanging ions in a surrounding solution, and are used primarily for deionizing water or for chromatography of organic molecules.





2004 "BEST INNOVATION"

New technology, new revenues.

This team was recognized for coming up with a processing methodology that broke down a problem wastestream, ethylene glycol[(1)], into two ions that can be removed with resin[(2)]. The process consisted of ultraviolet light treatment with hydrogen peroxide injection, followed by a Duratek liquid waste processing system. Duratek met the needs of this customer with a new technology that has a great deal of potential for future opportunities.

Team members, left to right: Darold Morris and Alex Zarraby

A powerful combination of resources: Successfully supporting the removal and transport of two buried waste storage tanks at the Idaho National Engineering and Environmental Laboratory (INEEL) required the same engineering support we have perfected and become known for in removing large components for commercial clients. We enlisted the services of a local company to provide a crane and a multi-axle transport vehicle to lift and move the tanks. Thirty-five tractor-trailer trips were required to deliver the complete crane assembly. After five days of assembling the crane, the tanks were lifted and moved on two consecutive days. The project was safely completed one week ahead of schedule and under budget. The approach is now being considered for other buried waste across the DOE complex.


OVERSIZE LOAD


"A mind once stretched by a new idea
never regains its original dimension."

Oliver Wendell Holmes

Connecting ideas with opportunities

Today, companies compete globally. To be successful, they must meet customer expectations of better service for less money.

To do that, they must also reduce their costs. Duratek's strategy focuses not just on our bottom line, but on the bottom line of every customer with whom we enter into a relationship.

By opening the aperture on more lucrative markets we continue to refine our focus, targeting prospects that require our particular expertise—rather than competing for work that delivers low margins.

Duratek believes in excellence, and we want our customers to seek us out for our exceptional capabilities and industry leadership. Institutionalizing a corporate culture that nurtures and rewards innovation is key to providing for our future and the future of our employees, customers, and shareholders.

Corporate Data



Admiral Bruce DeMars, 69 [1] [2]
Chairman of the Board
Retired Four-Star Admiral
Partner, RSD, LLC



Robert E. Prince, 58
President and Chief Executive Officer, Duratek, Inc.



Admiral James D. Watkins, 77 [1] [2*]
Former Secretary of Energy
Former Chief of Naval Operations



George V. McGowan, 76 [2] [3*]
Former Chairman and Chief Executive Office, Baltimore Gas & Electric



Alan J. Fohrer, 54 [3]
Chief Executive Officer, Southern California Edison



Michael J. Bayer, 58 [1*] [3]
Consultant

[1] Compensation Committee; [1*] Chairman
[2] Nominating and Corporate Governance Committee; [2*] Chairman
[3] Audit Committee; [3*] Chairman



Robert F. Shawver, 48
Executive Vice President and Chief Financial Officer



Michael F. Johnson, 53
Senior Vice President
Commercial Processing



Regan E. Voit, 55
Senior Vice President
Commercial Disposal



C. Paul Deltete, 56
Senior Vice President
Commercial Services



William R. VanDyke, 57
Senior Vice President
Federal Services

Officers

Admiral Bruce DeMars
Chairman of the Board

Robert E. Prince
President and CEO

Robert F. Shawver
Executive Vice President and CFO

William M. Bambarger, Jr.
Vice President and Controller

Craig T. Bartlett
Vice President, Treasurer, and Asst. Secretary

C. Paul Deltete
Senior Vice President

William R. VanDyke
Senior Vice President

Regan E. Voit
Senior Vice President

Michael F. Johnson
Senior Vice President

Thomas E. Dabrowski
Senior Vice President

Diane L. Leviski
Senior Vice President, Human Resources

Willis W. Bixby, Jr.
Senior Vice President
Environmental Health & Safety

Carol Fineagan
Vice President, Information Systems

David S. Carlson
Vice President, Strategic Development

Alfred Johnson
Vice President, Technology Applications

Diane R. Brown
Corporate Secretary and
Vice President, Investor Relations

Richard D. Martin, Jr.
General Counsel

Obtain Form 10-K Free of Charge

Diane R. Brown
Corporate Secretary
Duratek, Inc.
10100 Old Columbia Road
Columbia, Maryland 21046

Independent Auditors

KPMG LLP
1660 International Drive
McLean, Virginia 22102

Corporate Counsel

Hogan & Hartson L.L.P.
111 South Calvert Street, Suite 1600
Baltimore, Maryland 21202

Registrar and Transfer Agent

ComputerShare Investor Services, LLC
P.O. Box A3504
Chicago, Illinois 60690-3504
phone 800-942-5909

Investor Relations

Diane R. Brown
phone 410-312-5100
fax 410-290-9112
email investor@duratekinc.com

Annual Meeting

The annual shareholders' meeting of Duratek, Inc. will be held on Thursday, May 5, 2005, at 10:30 a.m. Eastern Daylight Savings Time at the corporate headquarters of Duratek—10100 Old Columbia Road, Columbia, Maryland 21046. All shareholders are cordially invited to attend.

Stock Information

Nasdaq National Market Symbol: DRTK
Market Price Range of Common Stock

Quarter	High	Low
2004		
Fourth	$25.46	$15.77
Third	$16.40	$13.19
Second	$16.48	$12.39
First	$16.48	$12.10
2003		
Fourth	$13.71	$8.50
Third	$9.86	$7.75
Second	$10.75	$7.30
First	$10.00	$6.97

52-week trading range	$28.50 – $12.39
Shares outstanding	14,665,850
Shareholders of record	1,283
(as of 03/07/05)	

The Company has not declared or paid any dividends on its Common Stock in 2004 or 2003, and it is currently restricted in paying dividends on Common Stock by its Credit Facility.



Selected Financial Data

(in thousands of dollars and shares, except earnings per share dollars)

The selected financial data set forth below should be read together with the information under Item 7: "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this Form 10-K.

Our statements of operations for the years ended December 31, 2004, 2003, and 2002 and balance sheet data as of December 31, 2004 and 2003 set forth below are derived from our audited consolidated financial statements included elsewhere in this Form 10-K. The statements of operations data for the years ended December 31, 2001 and 2000 and balance sheet data as of December 31, 2002, 2001, and 2000 are derived from our audited consolidated financial statements which are not included in this Form 10-K.

	Years Ended December 31,				
	2004	**2003**	**2002** [2]	**2001**	**2000** [1]
Statement of Operations Data:					
Revenues	**$ 286,213**	$ 285,901	$ 291,536	$ 279,173	$ 228,542
Cost of revenues	**211,315**	217,493	229,134	237,454	203,470
Gross profit	**74,898**	68,408	62,402	41,719	25,072
Selling, general and administrative expenses	**34,306**	33,462	33,583	34,991	29,962
Income (loss) from operations	**40,592**	34,946	28,819	6,728	(4,890)
Interest expense	**(6,970)**	(6,903)	(5,518)	(10,606)	(8,876)
Other income (expense), net	**398**	76	285	191	(281)
Income (loss) before income taxes (benefit), equity in income (loss) of joint ventures, and cumulative effect of a change in accounting principle	**34,020**	28,119	23,586	(3,687)	(14,047)
Income taxes (benefit)	**13,098**	11,671	9,673	(729)	(5,083)
Income (loss) before equity in income (loss) of joint ventures and cumulative effect of a change in accounting principle	**20,922**	16,448	13,913	(2,958)	(8,964)
Equity in income (loss) of joint ventures	**124**	202	(148)	(148)	(148)
Net income (loss) before cumulative effect of a change in accounting principle	**21,046**	16,650	13,765	(3,106)	(9,112)
Cumulative effect of a change in accounting principle, net of taxes	**-**	(2,414)	-	-	-
Net income (loss)	**21,046**	14,236	13,765	(3,106)	(9,112)
Preferred stock repurchase premium, dividends, and charges for accretion	**(63)**	(36,154)	(1,279)	(1,495)	(1,443)
Net income (loss) attributable to common stockholders	**$ 20,983**	$ (21,918)	$ 12,486	$ (4,601)	$ (10,555)

	Years Ended December 31,				
	2004	2003	2002 [2]	2001	2000 [1]
Statement of Operations Data (continued):					
Income (loss) per share:					
Basic:					
Before cumulative effect of a change in accounting principle	**$ 1.48**	$ (1.44)	$ 0.92	$ (0.34)	$ (0.79)
Cumulative effect of a change in accounting principle	**-**	(0.18)	-	-	-
	$ 1.48	$ (1.62)	$ 0.92	$ (0.34)	$ (0.79)
Diluted:					
Before cumulative effect of a change in accounting principle	**$ 1.42**	$ (1.44)	$ 0.72	$ (0.34)	$ (0.79)
Cumulative effect of a change in accounting principle	**-**	(0.18)	-	-	-
	$ 1.42	$ (1.62)	$ 0.72	$ (0.34)	$ (0.79)
Basic weighted average common stock outstanding	**14,191**	13,561	13,504	13,449	13,432
Diluted weighted average common stock outstanding	**14,760**	13,561	19,110	13,449	13,432

	As of December 31,				
	2004	2003	2002	2001	2000
Balance Sheet Data:					
Working capital (deficiency)	**$ 15,822**	$ 14,212	$ (17,076)	$ (16,573)	$ 3,877
Total assets	**268,537**	283,144	254,132	272,649	298,700
Long-term debt and capital lease obligations	**85,478**	116,562	61,780	85,386	115,592
Redeemable convertible preferred stock	**-**	300	15,752	15,734	15,499
Stockholders' equity	**68,326**	37,866	59,862	46,884	51,085

(1) The results of the operations from the WMNS acquisition in June 2000 are included in our results from the dates of acquisition.

(2) Effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, we no longer amortize goodwill but rather test such assets for impairment on an annual basis. If we had been required to adopt the provisions of the pronouncement effective as of January 1, 2000, net income (loss) and diluted net income (loss) per share would have been $(2.9) million and $(0.21) in 2001, and $(9.3) million and $(0.69) in 2000.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements concerning our business and operations. Forward-looking statements include those statements containing words such as the following: "will," "should," "could," "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions. All of these forward-looking statements involve risks and uncertainties. They are all made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We wish to caution you that our actual results may differ significantly from the results we discuss in our forward-looking statements. We discuss the risks that could cause such differences in Item 1 to this report under the caption "Risk Factors", and in our various other filings with the Securities and Exchange Commission. Our forward-looking statements speak only as of the date of this document, and we do not intend to update these statements to reflect events or circumstances that occur after that date. Hereinafter, the terms "Duratek", "we", "our" or the "Company" and similar terms refer to Duratek, Inc. and its subsidiaries, unless the context indicates otherwise.

Overview

We operate in a complex environment due to the nature of our customers and our projects. These factors are described throughout this Annual Report on Form 10-K, including under "Risk Factors." Due to the size and nature of many of our contracts, the estimation of overall risk, revenue and cost at completion is complicated and subject to many variables. Depending on the contract, this poses challenges to our executive management team in overseeing contract performance and in evaluating the timing of the recognition of revenues and project costs, both initially and when there is a change in project status. Thus, our executive management team spends considerable time in evaluating and structuring key contracts, in monitoring project performance, and in assessing the financial impact of many of our contracts. Due to the complexity in the revenue recognition for our projects, executive financial management is particularly attentive to developments in individual contracts that may affect the timing of revenues and related costs.

The following is a summary of significant events in 2004 that had an impact on our financial results and thus received considerable financial management attention and scrutiny:

- Revenues earned from a site decontamination and decommissioning ("D&D") contract that was terminated for convenience and resulted in a favorable settlement of $1.5 million.
- The successful negotiation and recovery of sales tax paid for the years 1996-2000, net of expenses, of $1.1 million.
- The approvals of 8 requests for equitable adjustments relating to the Environmental Management Waste Management Facility ("EMWMF") project totaling $1.2 million.
- Reduction in the effective tax rate to 38.5% in 2004 from 41.5% in 2003 as a result of lower state income tax, which resulted in a lower tax provision of $1.0 million.
- Business development costs relating to the focus on international expansion prospects of $0.8 million.
- Reduction in the incentive fee realized on the Project Hanford Management Contract in 2004 of $1.6 million relating to uncontrollable prime contractor safety and performance shortfalls.
- Higher interest expense of $2.6 million in 2004 due to the higher debt balance as a result of the establishment of a new credit facility in connection with the Cumulative Convertible Redeemable Preferred Stock repurchase transaction in December 2003, net of the prepayments totaling $29.0 million.

We continue to actively manage our projects to minimize these risks and the financial impact on us. More information on risks and our efforts to manage risks are available in Item 1 of this annual report.

We provide services to commercial and government customers in the United States that ensures safe and secure radioactive materials disposition and nuclear facility operations. We possess a breadth of capabilities, technologies, assets, facilities, and qualified technical personnel that enable us to provide a full array of safe and secure radioactive materials disposition services. Our services include decommissioning services, nuclear facility operations, radioactive material characterization, processing, transportation, accident containment and restoration services, and final disposal. Our operations are organized into three primary segments: (i) Federal Services, (ii) Commercial Services, and (iii) Commercial Processing and Disposal. Our revenues are derived almost equally from government and commercial customers.

Our Federal Services segment provides the following services as a contractor or subcontractor for the United States Department of Energy ("DOE") and other governmental entities:

- radioactive and hazardous waste characterization;
- storage, processing, packaging, transportation, and disposal services;
- nuclear facility commissioning, operations, and decommissioning;
- technology and engineering expertise; and
- on-site environmental remediation services on large government projects.

The timing and scope of DOE waste treatment projects will affect future operating results. These projects are typically approved and awarded when funding has been appropriated as part of the Federal government's annual budget process. Most of these projects are long-term and are required as part of environmental legislation. However, these projects are continually at risk of funding adjustments depending on the Federal government's current financial resources.

Our Commercial Services segment provides a broad range of proven technologies and services to nuclear power plants, government and industrial facilities, universities, and research/pharmaceutical laboratories. Our services include the following:

- on-site liquid and solid waste processing;
- transportation logistics (including casks, brokerage services, and large component disposition);
- radiological emergency response;
- area, building, and site characterization and decommissioning;
- instrumentation calibration and rental; and
- training (transportation, regulatory compliance/environmental, safety, and health).

We also provide technical support services to our commercial clients including project management, engineering, radiation protection support, and environmental consulting. These projects are typically approved and awarded by the respective commercial customer when funding has been appropriated as part of their annual budget process. Most of these projects are short-term, however, these projects are continually at risk of funding adjustments depending on the commercial customer's current financial resources.

Our Commercial Processing and Disposal segment operates two facilities in Tennessee and two facilities in South Carolina. At the Tennessee facilities, we use multiple technologies to volume reduce and package customer waste for final disposition such as:

- incineration;
- compaction;
- metal melting and decontamination; and
- survey and release.

Future operating results will be affected by, among other things, the duration of commercial waste processing contracts and the amount of waste to be processed by our commercial waste processing operations pursuant to these contracts.

At our South Carolina facilities, we perform the following operations:

- operate a low level radioactive waste disposal facility in Barnwell, South Carolina for the State of South Carolina;
- materials processing and packaging for disposal; and
- specialty waste processing for nuclear power plants.

We measure financial performance for each operating segment based on income from operations, which consists of revenues less direct expenses and selling, general and administrative ("SG&A") expenses. SG&A expenses for each segment includes specific expenses for the management, support, and business development functions of the segment as well as an allocation of our corporate SG&A expense. Our corporate SG&A expenses include company-wide management, support, and business development functions and are allocated to each segment based on their pro-rata share of direct expenses incurred. We have included in this item a comparative period to period analysis of SG&A expenses incurred by each segment and the impact of corporate SG&A expense that has been allocated to each segment, and an analysis of corporate SG&A expense.

Critical Accounting Policies

Management's discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to cost to complete long-term contracts, the cost to D&D facilities and equipment, the recoverability of long-lived assets including goodwill, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates.

Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management's most difficult, complex, or subjective judgments. Our most critical accounting policies, which relate to revenue recognition, D&D liabilities, and recoverability of long-lived assets including goodwill, are discussed below.

Revenue Recognition

Contract Revenue and Cost Recognition

We have contracts to provide engineering and technical support services to the Federal government and its agencies and to commercial companies. Our Federal government contracts are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or periodically throughout the term of the contract as the services are provided. From time to time, we may proceed with work based on customer direction pending a Request for Equitable Adjustment ("REA") or finalization and signing of formal funding documents. We have an internal process for approving such work.

Our services are provided under time-and-materials, cost-plus award or incentive-fee, firm-fixed-price, and fixed-unit-rate contracts. As of December 31, 2004, based on revenues, we had 12% of time-and-materials contracts, 30% of cost-plus award or incentive-fee contracts, 27% of firm-fixed-price contracts, and 31% of fixed-unit-rate contracts.

The following describes our policies for these contract types:

Time-and-materials contracts - we are paid for labor and costs incurred at negotiated contractual rates. Profitability on these contracts is driven by the extent of utilization of our billable personnel and cost control.

Cost-plus award or incentive fee contracts - we are reimbursed for allowable costs and fees, which may be fixed or performance-based. If our costs exceed the contract ceiling or are not allowable under the provisions of the contract or any applicable regulations, we may not be able to obtain reimbursement for all such costs. We are awarded incentive fees if we meet certain contract commitments, including schedule, budget, and safety. If any of these commitments are not satisfied, we could have a reduction in expected revenues. Quarterly assessments are made to measure our compliance with established contract commitments. We receive award and incentive fees on certain Federal government contracts, which are accrued when estimable, and collection is reasonably assured. We recognized $10.5 million in incentive fee revenues in 2004, $9.1 million in 2003, and $6.0 million in 2002. Included in the incentive fee recognized is an incentive fee on a Federal government subcontract on the Fernald Closure Project that is not billable until the project is complete, which is currently estimated to be May 2007. As of December 31, 2004 the amount of unbilled incentive fee is $11.1 million and as of December 31, 2003 it is $4.2 million.

Firm-fixed-price and fixed-unit-rate contracts - we receive a fixed price irrespective of the actual costs we incur and, consequently, we are exposed to a number of risks. These risks include underestimation of costs, problems with new technologies, unforeseen costs or difficulties, delays beyond our control, and economic and other changes that may occur during the contract period. For firm-fixed-price contracts, our revenues are recognized using the percentage-of-completion method of accounting, and is based on the proportion of costs incurred to total estimated contract costs or units of production. For fixed-unit-rate contracts, our revenues are recognized as units are completed based on the contractual unit rates.

We record contract claims and pending change orders, including requests for equitable adjustment, when revenue is probable, which generally is when accepted in writing by the customer. The cost to perform the work related to these claims and pending change orders, including requests for equitable adjustments, is included in our estimates of contract profitability. As of December 31, 2004, there are approximately $1.4 million outstanding requests for equitable adjustments in Federal Services and approximately $0.3 million outstanding in Commercial Services related to scope changes or contract negotiations. As of December 31, 2004, no amount of these claims has been included in the contract value.

Subcontractors have requested contract change orders totaling approximately $6.7 million related to scope changes requested by our customers where we have made identical claims to the customers. Based on agreement with our customers and our understanding of the contracts, recovery by these subcontractors is contingent upon our recovery from our customers. These amounts have not been included in the results of our operations.

Provision for estimated losses on individual contracts are made in the period in which the losses are identified and include all estimated direct costs to complete the contract (excludes future general and administrative costs expected to be allocated to the contract). Contract acquisition costs are expensed as incurred.

Contracts typically provide for periodic billings on a monthly basis or based on contract milestones. Cost and estimated earnings in excess of billings on uncompleted contracts represents amounts recognized as revenue that have not been billed. Unearned revenue represents amounts billed and collected for which revenue has not been recognized. As of December 31, 2004, we have unbilled receivables for Commercial Services and Federal Services segments of $22.1 million of which $5.7 million related to work performed that is currently billable and deferred revenues for the Commercial Services and Federal Services segments of $4.9 million for cash collections in advance of performance of services. As of December 31, 2003, we have unbilled receivables for Commercial Services and Federal Services segments of $14.0 million of which $6.6 million related to work performed that is currently billable and deferred revenues for the Commercial Services and Federal Services segments of $10.0 million for cash collections in advance of performance of services.

Revisions in revenues, cost, and profit estimates, or measurements in the extent of progress toward completion are changes in accounting estimates accounted for in the period of change (cumulative catch-up method). Such revisions could occur at any time and the effects could be material. Although we have a history of making reasonably dependable estimates of the extent of progress towards completion of contract revenue and of contract completion costs on our long-term engineering and construction contracts, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates, and it is possible that such variances could be material to our operating results.

Commercial Waste Processing

The commercial waste processing operations have contracts with commercial companies and governmental agencies to provide waste processing services. Our services are provided primarily under fixed-unit-price contracts and usually require us to ship the processed waste for burial on behalf of the customer. Our value added service is volume reduction of contaminated materials to reduce the economic costs of burial. Revenue is recognized as units of waste are processed based on the unit prices quoted in the contracts. Our fixed unit price contracts provide for additional customer billings if the characterization of waste received is different from contract specifications or for certain increases in burial costs, both of which are estimated at the time waste is received and sorted. As of December 31, 2004, we have unbilled receivables of $5.4 million related to work performed that is billable upon completion of work and deferred revenues of $7.0 million for cash collections in advance of our performance of service. As of December 31, 2003, we had unbilled receivables of $3.9 million related to work performed that was billable upon completion of work and deferred revenues of $10.6 million for cash collections in advance of our performance of service.

Sometimes variances in weight and waste classification occur. These variances are identified when the waste is sorted and during the processing cycle and can have either a positive or negative impact on revenue, depending on the contract. When these variances are identified, rate is adjusted to the correct weight or classification assuming the contract allows for such an adjustment.

Disposal

Revenues from the operation of a low level radioactive waste disposal facility in Barnwell, South Carolina are recognized in accordance with the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act (the "Atlantic Waste Compact Act"). Under the Atlantic Waste Compact Act, we are reimbursed for allowable costs incurred in operating the site that are identified by the South Carolina Public Service Commission and incurred by us plus an operating margin of 29% on certain of those allowable costs. In addition, costs incurred for decommissioning activities at the site are reimbursed by the State of South Carolina from a trust fund established to cover the Barnwell closure obligation. We receive a 14% operating margin on these costs. Our results from July 1, 2000 forward are based on the economic regulation imposed by the Atlantic Waste Compact Act.

D&D Liabilities

We have responsibility related to the cost to D&D the facilities and equipment in Tennessee and South Carolina and equipment used at customer sites in the Commercial Services segment. Such costs will generally be paid upon closure of such facilities or disposal of such equipment.

Similarly, under our license granted by the State of South Carolina and the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act, we will be obligated for costs associated with the ultimate closure of the Barnwell Low-Level Radioactive Waste Disposal Facility in South Carolina and its buildings and equipment located at the Barnwell site. We have recorded accruals related to these D&D liabilities.

On January 1, 2003, we adopted SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires us to record the fair value of an asset retirement obligation ("ARO") as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the asset. We are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the ARO, the ARO will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Upon adoption of SFAS No. 143, on January 1, 2003, we recognized the following changes to our consolidated financial statements: increase property, plant and equipment by $5.9 million and increase facility and equipment D&D liabilities by $9.9 million. We recognized a $2.4 million cumulative effect of a change in accounting principle, net of tax ($4.0 million pre-tax).

As of December 31, 2004, our D&D liabilities consist of facility and equipment ARO of $21.4 million and Barnwell closure of $19.0 million. Under the terms of the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act (the "Atlantic Waste Compact Act"), and our license with the State of South Carolina, we were required to establish a trust fund to cover the Barnwell closure obligation, which limits our obligation to the amount of trust fund.

We update our closure and remediation cost estimates for D&D on an annual basis. These estimates are based on current technology, regulations, and burial rates. We are unable to reasonably estimate the impact that changes in technology, regulations, and burial rates will have on the ultimate costs. Changes in these factors could have a material impact on these estimates.

Recoverability of Long-Lived Assets, Including Goodwill

As of December 31, 2004, we had $72.1 million of goodwill and $3.7 million of intangible assets with estimable useful lives on our consolidated balance sheet. We do not have any other intangible assets with indefinite useful lives.

Goodwill is not amortized, but rather is tested annually for impairment, or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. We tested our goodwill at the end of the first quarter of 2004, 2003, and 2002 in accordance with the standard and concluded that no impairment charge was required.

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives, and reviewed for impairment whenever events or circumstances indicate the carrying value of such assets may not be recoverable.

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of excess carrying value over fair value. During 2004, 2003, and 2002, we concluded that no impairment charge was required.

Results of Operations

Year to Date 2004 Compared to Year to Date 2003.

The table below sets forth certain consolidated statement of operations information for the years ended December 31, 2004 and 2003.

(in thousands)	**2004**	2003	Increase (decrease) Dollar	Percent
Revenues	**$ 286,213**	$ 285,901	$ 312	0.1%
Cost of revenues	**211,315**	217,493	(6,178)	-2.8%
Gross profit	**74,898**	68,408	6,490	9.5%
Percent of revenues	***26.2%***	*23.9%*		
Selling, general and administrative expenses	**34,306**	33,462	844	2.5%
Percent of revenues	***12.0%***	*11.5%*		
Income from operations	**40,592**	34,946	5,646	16.2%
Percent of revenues	***14.2%***	*12.2%*		
Interest expense	**(6,970)**	(4,357)	(2,613)	
Write-off of deferred bank financing costs [1]	**-**	(2,546)	2,546	
Other income, net	**398**	76	322	
Income taxes	**13,098**	11,671	1,427	
Equity in income of joint ventures	**124**	202	(78)	
Net income before cumulative effect of a change in accounting principle	**21,046**	16,650	4,396	
Cumulative effect of a change in accounting principle, net of tax	**-**	(2,414)	2,414	
Net income	**21,046**	14,236	6,810	
Preferred stock repurchase premium, dividends, and charges for accretion	**(63)**	(36,154)	36,091	
Net income (loss) attributable to common stockholders	**$ 20,983**	$ (21,918)	$ 42,901	

[1] Included in interest expense in the consolidated statement of operations.

Revenues increased by $0.3 million in 2004 compared to 2003. The following items had a significant impact on revenues (in millions):

Description:	Increase (decrease)
Federal Services:	
• A net increase in work scope on existing contracts relating to the following:	$ 6.0
• our subcontract work performed for the Isotek Systems, LLC joint venture, which is a prime contractor with the DOE, in which we are a member;	
• waste disposition and large component removal and transportation work performed for the Idaho Clean Up Project for a DOE prime contractor;	
• the sorting of low-level legacy waste for a DOE prime contractor; and	
• the site closure project of the Idaho National Engineering and Environmental Laboratory.	
• A contract loss was recognized on the EMWMF contract in the third quarter of 2003, and resulted in an adjustment to reduce revenues relating to the secondary phase on this contract by approximately $1.8 million. The adjustment resulted from a reassessment of the project's status, which was required primarily due to an increase in cost estimates to operate the facility due to excessive weather related conditions at the EMWMF site. During 2004, we received approvals of 8 requests for equitable adjustments totaling $1.2 million and there has been less than anticipated rain fall, resulting in a revised lower estimate of cost to complete this project.	3.5
• An increase in incremental work awarded in 2004 relating to the technology and engineering expertise operation.	1.6
• Incremental revenues from the Project Hanford Management Contract.	1.0
• Incentive fees received during 2004 for meeting milestones on two Federal government subcontracts.	0.8
• Partially offsetting were decreases in revenues relating to the following:	
• The Hanford RPP-WTP projects due to a decrease in contract costs incurred as a result of the engineering and technology development phase of the project winding down, offset by an increase in revenues relating to the approval of an indirect cost rate adjustment by the Defense Contract Auditing Agency.	(13.8)
• The favorable impact from the Fernald Closure Project primarily relating to the effect of a revised estimate to increase our portion of the project team's incentive fee that was recognized in the third quarter of 2003 based upon correspondence with the project's prime contractor, our analysis, and the prime contractor's discussions and correspondence with the customer. This incentive fee is being accrued based upon the project completion target date utilized by the prime contractor. In addition, there was a decrease in revenues during 2004 compared to 2003 due to a reduction in volume of work for which we were responsible. Partially offsetting was an increase in revenues in 2004 relating to an increase in the total estimated incentive fee due to a reduction in total estimated project costs, which was based upon correspondence from the prime contractor and our analysis.	(3.8)
• An environmental consulting services contract in 2003 that did not recur in 2004.	(2.2)
• A higher number of change orders issued in 2003 for work performed to process liquid and gas waste at the Oak Ridge Reservation in Tennessee.	(1.5)
• A decrease relating to work performed to clean up and close an environmental technology site in Colorado.	(1.2)
• A decrease primarily relating to a nuclear facility decommission contract.	(0.8)
Commercial Services:	
• A new contract and incremental transportation logistics revenues in 2004, offset by the completion of a large transportation logistics contract in 2003.	4.0
• Incremental revenues relating to site D&D projects of commercial nuclear power reactors and revenues earned from a site D&D contract that was terminated for convenience and resulted in a favorable settlement.	3.0
• Transportation services operation primarily due to an increase in volume of activity during 2004 as compared to 2003.	2.7

Description:	Increase (decrease)
• Emergency response work performed during 2004.	$ 2.7
• Revenues earned from a site D&D contract that was terminated for convenience and resulted in a favorable settlement.	1.5
• Partially offsetting were decreases in revenues relating to the following:	
• A site D&D project that had a high volume of activity in 2003, offset by requests for equitable adjustments that were awarded.	(4.6)
• A decrease in revenues of $2.2 million relating to an environmental consulting services contract.	(2.2)
• A decrease in revenues from the liquid waste procession operation.	(1.3)
Commercial Processing and Disposal:	
• Our fixed-based processing facility in Tennessee had higher revenues relating to the processing of waste on a low-level legacy waste project, contract close out adjustments relating to the characterization of waste, coordinated waste processing projects as part of projects in the Federal Services and Commercial Services segments, resin waste, and recycling of material for the United States Navy, partially offset by decreases relating to a change in the processed waste mix, primarily due to the processing of lower priced waste.	3.6
• An increase in revenues from the Barnwell low-level radioactive waste disposal site.	1.3
	$ 0.3

Gross profit increased by $6.5 million in 2004 compared to 2003. The following items had a significant impact on gross profit (in millions):

Description:	Increase (decrease)
Federal Services:	
• The EMWMF project due to a contract loss recognized, including a loss provision, during the third quarter of 2003, and an increase in operating expenses incurred in 2003 primarily due to the abnormal amount of rainwater at the EMWMF site. During 2004, we received approvals of 8 requests of equitable adjustments totaling $1.2 million and we are continuing to evaluate the case for obtaining additional equitable adjustments for these higher operating expenses from the customer. Any increase in contract value will be included in revenues when approved by the customer. In addition, an accrual for loss was decreased by $0.5 million due to a revised lower estimate of cost to complete this project.	$ 7.1
• The renegotiation of performance based incentives on the Project Hanford Management Contract and incremental milestones achieved during 2004.	1.8
• Increases in work scope and incremental work on an existing contract.	1.8
• An increase in incentive fees recognized during 2004.	0.8
• Partially offsetting were decreases in gross profit relating to the following:	
◦ The Hanford RPP-WTP projects.	(1.7)
◦ The completion of work performed to clean up and close an environmental technology site in Colorado in 2003 and a $0.2 million reduction in gross profit in 2004 relating to a negotiated contract closeout adjustment.	(1.5)
◦ The Fernald Closure Project due to a decrease in revenues.	(1.3)
◦ A site wide stop work mandate on a nuclear facility decommission contract issued by the DOE relating to safety issues at the facility.	(1.3)
◦ Work performed at the Los Alamos National Laboratory.	(0.9)

Description:	Increase (decrease)
Commercial Services:	
• A contract that was terminated for convenience and resulted in a favorable settlement.	$ 1.5
• Site D&D work which had higher volume in 2003.	1.5
• An increase from the transportation services operation.	0.9
• Emergency response work performed during 2004.	0.5
• The reduction in warranty liabilities on transportation containers due to favorable warranty claims experience.	0.4
• Partially offsetting were decreases in gross profit relating to the following:	
• A site D&D project that had a high volume of activity in 2003, offset by requests for equitable adjustments that were awarded.	(3.1)
• The completion of a large transportation logistics contract in 2003, offset by a new transportation logistics contract and incremental transportation logistics revenues in 2004.	(1.5)
• An environmental consulting services contract.	(1.0)
• The liquid waste processing operation.	(0.9)
Commercial Processing and Disposal:	
• An increase in revenues from the fixed-based processing facility in Tennessee and a refund of sales and use tax from the State of Tennessee relating to prior years, which were partially offset by higher burial, transportation, and labor expenses. Burial expense was higher primarily due to an increase in the burial rate.	1.9
• The Barnwell Low-Level Radioactive Waste Disposal Facility relating to decommissioning activity, partially offset by a decrease in gross profit relating to disposal work performed on a transportation logistics contract during 2003.	1.1
	$ 6.1

Gross profit as a percent of revenues increased primarily due to the increase in the gross profit from the EMWMF project, higher margin revenues relating to the Project Hanford Management Contract, gross profit from a terminated project in 2004, and the higher margin revenues in 2004 on the Fernald Closure Project. Partially offsetting were decreases in gross profit relating to the completion of a large transportation and logistics contract and several high margin transportation logistics contracts in 2003, a high margin environmental consulting services contract, a site wide stop work mandate on a nuclear facility decommission contract, our contract to recycle material for the United States Navy, which did not require a significant amount of waste processing related expenses, and higher transportation services cost relating to fuel and cask maintenance expense.

Income from operations increased by $5.6 million due to our higher gross profit, offset by higher SG&A expense. The increase in SG&A expense is primarily due to higher business development expense, salary and related expense, directors' fees, and professional fees, partially offset by a decrease in facility related expenses, information system support expense, and recovery of accounts receivable previously considered uncollectible.

Results of operations by business segment are discussed below and include an analysis of revenues, gross profit, and income from operations for the years ended December 31, 2004 and 2003.

The following table summarizes revenues, gross profit, and income from operations by business segments for the years ended December 31, 2004 and 2003:

	2004	2003	Increase (decrease) Dollar	Increase (decrease) Percent
(in thousands)				
Federal Services:				
Revenues	$ **115,565**	$ 125,224	$ (9,659)	-7.7%
Gross profit	**30,069**	25,991	4,078	15.7%
Percent of revenues	***26.0%***	*20.8%*		
Income from operations	**16,411**	11,847	4,564	38.5%
Percent of revenues	***14.2%***	*9.5%*		
Commercial Services:				
Revenues	$ **83,783**	$ 78,349	$ 5,434	6.9%
Gross profit	**24,593**	24,495	98	0.4%
Percent of revenues	***29.4%***	*31.3%*		
Income from operations	**14,351**	14,752	(401)	-2.7%
Percent of revenues	***17.1%***	*18.8%*		
Commercial Processing and Disposal:				
Revenues	$ **86,865**	$ 82,328	$ 4,537	5.5%
Gross profit	**20,236**	17,922	2,314	12.9%
Percent of revenues	***23.3%***	*21.8%*		
Income from operations	**9,830**	8,347	1,483	17.8%
Percent of revenues	***11.3%***	*10.1%*		

Federal Services:

Revenues decreased $9.7 million and gross profit increased by $4.1 million due to the items discussed above. Gross profit as a percent of revenues increased primarily due to the increase in the gross profit from the EMWMF project, higher margin revenues relating to the Project Hanford Management Contract and the Fernald Closure Project, partially offset by a decrease in gross profit relating to the site wide stop work mandate on a nuclear facility decommissioning contract.

Income from operations increased by $4.6 million due to higher gross profit and a decrease in SG&A expense. SG&A expense incurred by this segment decreased by $0.8 million primarily due to lower professional services fees, facility related expenses, information system support expense, and the recovery of accounts receivable previously considered uncollectible, partially offset by higher business development expense resulting from a larger than normal number of bid opportunities in 2004 and higher salary and related expenses. The allocation of corporate SG&A expense increased by $0.3 million in 2004 from 2003.

Commercial Services:

Revenues increased $5.4 million and gross profit increased $0.1 million primarily due to the items discussed above. Gross profit as a percent of revenues decreased primarily due to the completion of a large transportation and logistics contract and several high margin transportation logistics contracts in 2003, a high margin environmental consulting services contract, and higher transportation services cost relating to fuel and cask maintenance expense, partially offset by gross profit from the terminated project in 2004.

Income from operations was negatively impacted by higher SG&A expense. The allocation of corporate SG&A expense was higher by $0.4 million over prior year period primarily due to an increase in SG&A expense incurred by corporate, offset by slightly lower SG&A expense incurred by this segment.

Commercial Processing and Disposal:

Revenues increased $4.5 million and gross profit increased $2.3 million primarily due to the items discussed above. Gross profit as a percent of revenues increased slightly primarily due to higher margin revenues relating to the Barnwell Low-Level Radioactive Waste Disposal Facility and revenues from our contract to recycle material for the United States Navy, which did not require a significant amount of waste processing related expenses. Partially offsetting was a decrease in gross profit as a percent of revenues relating to the Duratek Consolidation & Services Facility due to a decline in volume of work.

Income from operations increased by $1.5 million primarily due to higher gross profit, offset by higher SG&A expense. The allocation of corporate SG&A expense was higher by $0.8 million over the comparative prior year period due to an increase in the pro-rata share of direct expenses incurred and slightly higher SG&A expense incurred by this segment.

Corporate SG&A Expense and Other Non-operating Items:

Corporate SG&A expense increased by $1.5 million primarily due to business development expense, professional fees, salary related expense, and directors' fees, partially offset by a reduction in support systems cost.

Interest expense increased slightly in 2004 compared to 2003. In 2003, interest expense included $2.5 million of unamortized deferred financing costs there were expensed due to the establishment of the new credit facility in December 2003. In 2004, higher borrowings under the credit facility increased interest expense.

Income taxes increased $1.4 million primarily due to higher pre-tax income. Our effective tax rate for 2004 is 38.5%, compared to 41.5% for 2003, and is higher than the Federal statutory rate of 35% primarily due to state income taxes and expenses that are not deductible for Federal income tax purposes.

We recognized a cumulative effect of a change in accounting principle of $2.4 million, net of tax, relating to the adoption of SFAS No. 143 in 2003.

Year to Date 2003 Compared to Year to Date 2002.

The table below sets forth certain consolidated statement of operations information for the years ended December 31, 2003 and 2002.

(in thousands)	2003	2002	Increase (decrease) Dollar	Increase (decrease) Percent
Revenues	$ 285,901	$ 291,536	$ (5,635)	-1.9%
Cost of revenues	217,493	229,134	(11,641)	-5.1%
Gross profit	68,408	62,402	6,006	9.6%
Percent of revenues	*23.9%*	*21.4%*		
Selling, general and administrative expenses	33,462	33,583	(121)	-0.4%
Percent of revenues	*11.7%*	*11.5%*		
Income from operations	34,946	28,819	6,127	21.3%
Percent of revenues	*12.2%*	*9.9%*		
Interest expense	(4,357)	(5,518)	1,161	
Write-off of deferred bank financing costs [1]	(2,546)	-	(2,546)	
Other income, net	76	285	(209)	
Income taxes	11,671	9,673	1,998	
Equity in loss of joint venture	202	(148)	350	
Net income before cumulative effect of a change in accounting principle	16,650	13,765	2,885	
Cumulative effect of a change in accounting principle, net of tax	(2,414)	-	(2,414)	
Net income	14,236	13,765	471	
Preferred stock repurchase premium, dividends, and charges for accretion	(36,154)	(1,279)	(34,875)	
Net income (loss) attributable to common stockholders	$ (21,918)	$ 12,486	$ (34,404)	

[1] Included in interest expense in the consolidated statement of operations.

Revenues decreased $5.6 million in 2003 compared to 2002. The following items had a significant impact on revenues (in millions):

Description:	Increase (decrease)
Federal Services:	
• Completion of the construction phase of the EMWMF project in 2002.	$(13.7)
• A decrease in contract costs incurred on the Hanford RPP-WTP projects as a result of the contract winding down.	(9.2)
• Incremental revenues recognized during 2002 from a consolidated joint venture related to work performed to clean up and close an environmental technology site in Colorado. Effective October 2002, we negotiated a buyout agreement with the joint venture partner and we continue to work on the project as a subcontractor to our former joint venture partner.	(3.7)
• A decrease in revenues in 2003 compared to 2002 relating to a decrease in the level of incentive fees earned on a Federal government subcontract primarily due to failure of the prime contractor to meet a regulatory milestone and a reduction of reimbursable expenses.	(2.2)
• Partially offsetting were increases in revenues relating to the following:	
• An increase in revenues, net, relating to the award of new work or the change in work scope on existing contracts.	12.4
• A revised estimates of an incentive fee accrued on a Federal government subcontract. This incentive fee is calculated based upon the projected completion target date. Additional amounts may be earned under the incentive fee if the project completion date is earlier than the target date. Conversely, if the target date were delayed, lower amounts would be earned under the incentive fee. During the third quarter of 2003, we revised our accrual estimate based upon correspondence with the project's prime contractor, our analysis, and the prime contractor's discussions and correspondence with the customer.	5.9
Commercial Services:	
• Low margin work in the radiological engineering services business that was not being pursued in 2003.	(1.8)
• Partially offsetting were increases in revenues relating to the following:	
• An increase in revenues relating to site D&D projects, which include the award of new work.	4.5
• The successful completion of a transportation and logistics contract.	1.8
• An increase from the transportation services operations relating to higher revenues from the rental of casks and an increase in business due to a change in the competitive environment that includes the loss of a competitor.	1.8
Commercial Processing and Disposal:	
• In 2002, revenues were recognized relating to a large component project in Memphis.	(5.1)
• In 2002, revenues were recognized by the Barnwell Low-Level Radioactive Waste Disposal Facility operation relating to a decision by the South Carolina Public Service Commission to allow a portion of the amortization expense of the Barnwell Operating Rights as a reimbursable allowable cost. The Barnwell Operating Rights revenue related to the amortization expense since July 1, 2000.	(1.5)
• Partially offsetting were increases in revenues relating to the following:	
• The fixed based processing facility in Tennessee due to an increase in activity relating to waste received from customers that does not require processing and can be directly sent for burial, higher processed volume, and an increase in transportation out, offset lower priced waste due to a change in the processed waste mix.	2.1
• The Barnwell operation primarily relating to disposal work performed on a transportation and logistics contract at the Barnwell Low-Level Radioactive Waste Disposal Facility and revenues on special decommissioning work performed at the disposal site.	2.6
	$ (6.1)

Gross profit increased by $6.0 million in 2003 compared to 2002. The following items had a significant impact on gross profit (in millions):

Description:	Increase (decrease)
Federal Services:	
◦ The award of new work or the change in work scope on existing contracts.	$ 5.5
◦ Incentive fee recognized on the Fernald closure project on a Federal government subcontract.	5.0
◦ Partially offsetting were decreases in gross profit relating to the following:	
• The EMWMF contract had a decrease in gross profit in 2003 compared to 2002 relating to the reduction in waste receipt volumes as discussed above and a revision to the estimated contract profitability resulting from a reassessment of the project's status, which was required primarily due to an increase in cost estimated to operate the facility due to abnormal amounts of rain water at the EMWMF site. We are in negotiation with the customer to obtain equitable adjustments for the higher operating costs. Any increase in contract value will be included in revenue when approved by the customer.	(8.2)
• A decrease in gross profit in 2003 compared to 2002 relating to the Hanford RPP-WTP projects.	(1.9)
• A decrease in gross profit in 2003 compared to 2002 relating to a decrease in award fees earned on a Federal government subcontract.	(1.7)
Commercial Services:	
◦ Site D&D projects which include the award of new work.	5.0
◦ The successful completion of a transportation and logistics contract.	3.0
◦ The transportation services operations due to an increase in revenues.	1.6
Commercial Processing and Disposal:	
◦ Gross profit decreased $2.2 million primarily due to revenues recognized in 2002 by the Barnwell operation relating to the amortization expense of the Barnwell Operating Rights, which represented the revenue on the amortization expense since July 1, 2000, and due to the fixed based processing facility in Tennessee, which incurred higher personnel related expenses and expenses related to production.	(2.2)
	$ 6.1

Gross profit as a percent of revenues increased primarily due to the incentive fee recognized on a Federal government subcontract, the successful completion of a transportation and logistics contract, and higher margins realized on site D&D projects, partially offset by a contract loss recognized on the EMWMF contract.

Income from operations increased by $6.1 million primarily due to higher gross profit and slightly lower SG&A expense. SG&A expense decreased slightly primarily due to lower personnel related expenses as a result of a reduction in work force in 2002 and lower bank related fees, partially offset by an increase in professional services fees, bid and proposal expenses, information system related expenses, and directors fees.

Results of operations by business segment are discussed below and include an analysis of revenues, gross profit, and income from operations for the years ended December 31, 2003 and 2002.

The following table summarizes revenues, gross profit, and income from operations by business segments for the years ended December 31, 2003 and 2002:

(in thousands)	**2003**	2002	Increase (decrease) Dollar	Percent
Federal Services:				
Revenues	$ **125,224**	$ 135,310	$ (10,086)	-7.5%
Gross profit	**25,991**	25,761	230	0.9%
Percent of revenues	***20.8%***	*19.0%*		
Income from operations	**11,847**	11,510	337	2.9%
Percent of revenues	***9.5%***	*8.5%*		
Commercial Services:				
Revenues	$ **78,349**	$ 71,342	$ 7,007	9.8%
Gross profit	**24,495**	16,502	7,993	48.4%
Percent of revenues	***31.3%***	*23.1%*		
Income from operations	**14,752**	9,287	5,465	58.8%
Percent of revenues	***18.8%***	*13.0%*		
Commercial Processing and Disposal:				
Revenues	$ **82,328**	$ 84,884	$ (2,556)	-3.0%
Gross profit	**17,922**	20,139	(2,217)	-11.0%
Percent of revenues	***21.8%***	*23.7%*		
Income from operations	**8,347**	8,022	325	4.1%
Percent of revenues	***10.1%***	*9.5%*		

Federal Services:

Revenues decreased $10.1 million and gross profit increased slightly due to the items discussed above. Income from operations increased by $0.3 million primarily due to higher gross profit and a slight decrease in SG&A expense incurred by this segment and allocated corporate SG&A expense.

Commercial Services:

Revenues increased $7.0 million and gross profit increased $8.0 million primarily due to the items discussed above. As a percent of revenues, gross profit increased primarily due to the successful completion of transportation and logistics contract and higher margins realized on site D&D projects.

Income from operations increased $5.5 million due to higher gross profit, offset by higher SG&A expense. SG&A expense incurred by this segment was higher by $2.4 million in 2003 compared to 2002 primarily due to business development expense, salary and related expense, and information system support expense. The allocation of corporate SG&A expense was slightly higher in 2003 compared to 2002.

Commercial Processing and Disposal:

Revenues decreased $2.6 million and gross profit decreased $2.2 million primarily due to the items discussed above. Excluding the effects of revenues relating to Barnwell Operating Rights, gross profit as a percent of revenues increased slightly.

Income from operations increased slightly due to lower SG&A expense. SG&A expense incurred by this segment was lower by $4.2 million in 2003 compared to 2002 primarily due to lower personnel related expenses as a result of a reduction in work force in 2002 and professional service fees. The allocation of corporate SG&A expense was lower by $0.5 million in 2003 compared to 2002.

Corporate SG&A and Other Non-operating Items:

Corporate SG&A expense decreased by $0.5 million primarily due to lower information systems related expense, lower personnel related, and lower bank related fees, partially offset by an increase in professional services fees and directors' fees.

Interest expense in 2003 includes $2.5 million of unamortized deferred financing costs that were expensed due to the establishment of the new credit facility in December 2003. The unamortized deferred financing costs were incurred in June 2000 in connection with the establishment of the prior credit facility. Excluding this amount, interest expense decreased as a result of the lower average borrowing and lower interest rates.

Income taxes increased $2.0 million primarily due to the increase in pre-tax income and an increase in the effective tax rate from 41.0% in 2002 to 41.5% in 2003. The increase in the effective tax rate was primarily the result of an Internal Revenue Services audit. Our effective tax rate is higher than the Federal statutory rate of 35% primarily due to state income taxes and expenses that are not deductible for Federal income tax purposes.

We recognized a cumulative effect of a change in accounting principle of $2.4 million, net of tax, relating to the adoption of SFAS No. 143 in 2003. (See note 10 in the Notes to Consolidated Financial Statements.) On December 16, 2003, we repurchased 151,467 shares of the Cumulative Convertible Redeemable Preferred Stock par value $.01 per share from the investment partnerships controlled by The Carlyle Group for $49.2 million in cash plus accrued and unpaid dividends of $2.5 million. This resulted in a $35.2 million charge similar to a dividend, which is included in preferred stock repurchase premium, dividends, and charges for accretion in our consolidated statements of operations.

Liquidity and Capital Resources

Fiscal Year 2004:

We generated $20.5 million in cash flow from operating activities during 2004. Significant components are attributable to the following:

- An increase in costs and estimated earnings in excess of billings on uncompleted contracts primarily relating to:
  - The timing of the receipt of the incentive fee on a Federal government subcontract on the Fernald Closure Project. This project is a cost-plus incentive fee contract that includes schedule and cost driven performance incentives over approximately a seven-year period. A large portion of the incentive fee is not billable until the project is complete, which is currently estimated to be May 2007. As of December 31, 2004, we have unbilled amounts that will not be collected within the next 12 months of $11.1 million related to the difference between costs incurred and fee earned on the project as compared to the agreed upon billing schedule. The risks associated with this contract relate to the timely receipt by our customer of their funding and the estimated completion target date, which is the basis for the recognition of the incentive fee. We are recognizing this incentive fee at the estimated target completion date utilized by the prime contractor and believe that collection of these amounts are reasonably assured.
  - Requests of equitable adjustments of $1.1 million approved in June 2004 on a Commercial Services segment contract that cannot be billed until the contract modification has been received, amounts that are billable relating to emergency response work performed by the Commercial Services segment, amounts billable on Federal government contracts, and an increase in amounts billable on fixed-unit-rate contracts due to an increase in units processed.
  - Some of the customers of our fixed-based processing operation revised the timing of payment from paying in advance of waste processing to payment upon shipment of waste for burial.
  - Partially offsetting was a decrease in costs and estimated earnings is excess of billings on uncompleted contracts relating to the Barnwell Low-Level Radioactive Waste Disposal Facility.
- Cash used for payment of the liability to the State of South Carolina relating to the operations of the Barnwell Low-Level Radioactive Waste Disposal Facility. Under South Carolina law, we are required to bill customers based on the disposal rates agreed upon by the State. On an annual basis, following the State's fiscal year-end on June 30, we remit amounts billed to and paid by customers of the waste disposal site less our fee for operating the site during such fiscal year. In July 2004, we remitted $24.8 million to the State of South Carolina. At December 31, 2004, we owed net amounts of approximately $3.8 million to the State of South Carolina relating to the operations of the Barnwell low-level radioactive waste disposal facility.
- Cash used for estimated income tax payments and accrued project costs, partially offset by an increase in accounts payable and accrued operating expenses.
- A decrease in unearned revenues primarily due to the timing of receipts of advance payments from customers of our fixed-based processing facility in Tennessee and the processing of the waste from these customers, a decrease in the indirect cost rates due to the release of contract based reserves relating to billable rates, and a decrease in the amount of advance payments received in the CS operation.
- A decrease in accounts receivable primarily due to cash receipts efforts that resulted in a lower days sales outstanding.
- A decrease in retainage primarily due to efforts to collect retainage through negotiations with the customer sooner than the contract stipulates due to favorable performance on the contract.

We used $6.3 million in cash for investing activities during 2004 primarily for the purchase of property, plant and equipment.

We used $26.0 million in cash from financing activities during 2004 primarily relating to the repayment of $30.0 million of long-term debt, the repurchase of 3,003 shares of the outstanding Cumulative Convertible Redeemable Preferred Stock for $1.0 million, partially offset by proceeds of $5.4 million from the issuance of common stock from the exercise of employee stock options. During 2004, we did not have any borrowings under our revolving line of credit.

Fiscal Year 2003:

We generated $40.7 million in cash from operating activities for the year ended December 31, 2003, which is primarily attributable to the following:

- Improvement in our collection process of accounts receivable.
- An increase in unearned revenues of $4.9 million due to a higher volume of advance payments for services in the Commercial Processing and Disposal and Commercial Services segments.
- Partially offsetting was an increase in costs and estimated earnings in excess of billings on uncompleted contracts of $6.8 million, which was primarily attributable to the timing of the receipt of an incentive fee on a Federal government subcontract.

The cash balance as of December 31, 2003 includes approximately $9.0 million in net amounts owed to the State of South Carolina relating to the operations of the Barnwell Low-Level Radioactive Waste Disposal Facility.

During 2003, we used $5.2 million in cash for investing activities consisting primarily of $4.8 million for the purchase of property, plant and equipment.

During 2003, we used $2.6 million in cash for financing activities, principally related to the repurchase transaction of our Cumulative Convertible Redeemable Preferred Stock. On December 16, 2003, we repurchased 151,467 shares of our Cumulative Convertible Redeemable Preferred Stock from the investment partnerships controlled by The Carlyle Group for $49.2 million in cash plus accrued and unpaid dividends of $2.5 million. The repurchase transaction improved our near-term cash flow by reducing the dividends on the Cumulative Convertible Redeemable Preferred Stock and replacing them with lower cost debt capital. Additionally, the repurchase transaction simplified our capital structure, enhanced our ability to attract additional capital, and eliminated the market uncertainty over the timing of a future conversion of the Cumulative Convertible Redeemable Preferred Stock and the sale of the underlying common stock by The Carlyle Group.

Fiscal Year 2002:

We generated $37.1 million in cash from operating activities for the year ended December 31, 2002, which is primarily attributable to an increase in costs and estimated earning in excess of billings on uncompleted contracts, which is attributable to the billing and collection of unbilled amounts from 2001 relating to the construction phase of the EMWMF contract. The cash balance as of December 31, 2002 includes approximately $8.7 million in net amounts owed to the State of South Carolina, offset by amounts used in operations.

During 2002, we used $2.8 million in cash flows for investing activities consisting primarily of $2.6 million for the purchase of property, plant and equipment.

During 2002, we used $32.4 million in cash for financing activities, primarily to repay $12.5 million in borrowings under our revolving credit facility and $10.7 million for repayments of long-term debt under our bank credit facility. In addition, we also repaid $7.8 million in short-term project financed borrowings to Waste Management, Inc. ("WMI"). Under the terms of the June 8, 2000 purchase agreement between Duratek and WMI, WMI provided short-term project financing at a fixed rate of 9% to Duratek for the design and construction phase of a project, which was completed in March 2002. In 2002, we repaid all of the borrowings, plus accrued interest, with cash generated from the project. During 2002, we also used $1.1 million in cash for transaction costs and related expenses incurred in connection with an amendment to the existing bank credit facility.

Historically, our primary liquidity requirements have been for debt service under our bank credit facilities, for working capital requirements, and for acquisitions. We have funded these requirements primarily through internally generated operating cash flows and funds borrowed under our bank credit facilities, and we expect this to continue in 2005.

On December 16, 2003, in connection with the Cumulative Convertible Redeemable Preferred Stock repurchase transaction, we entered into a new bank credit facility. As of December 31, 2003, the bank facility consisted of a $30.0 million revolving line of credit, including a $15.0 million sub limit for the issuance of standby letters of credit, to fund working capital requirements and a six-year $115.0 million term loan. Proceeds of the term loan were used to repay $53.9 million of existing term debt under our prior credit facility and to repurchase 151,467 shares of the Cumulative Convertible Redeemable Preferred Stock for $49.2 million in cash plus accrued and unpaid dividends of $2.5 million, net of transaction costs and related expenses. In addition, we also paid $0.6 million in dividends during the year for a total of $3.1 million in dividends for 2003. In connection with the bank credit facility, we paid $3.8 million in transaction financing costs and related expenses. The costs were deferred and are being amortized to expense over the term of the bank credit facility.

Borrowings under the credit facility bear interest at the prime rate plus an applicable margin or, at our option, London Interbank Offered Rates ("LIBOR") plus an applicable margin. During 2004, the applicable margin on borrowings under the term loan were 2.75% for prime rate loans and 4.00% for LIBOR loans. Effective February 23, 2005, the bank credit facility was amended to lower the applicable margin on borrowings under the bank credit facility. For term loans, the applicable margin is 2.00% for prime rate loans and 3.25% for LIBOR loans. For revolving loans, the applicable margin is determined based on our leverage ratio and can range from 2.00% to 2.50% for prime rate loans and from 3.25% to 3.75% for LIBOR loans. The credit facility requires us to maintain certain financial covenants including: net leverage, interest coverage, and fixed charge coverage ratios, and minimum levels of earnings before interest, tax, depreciation and amortization. In addition, the credit facility contains restrictions on

our ability to pay cash dividends, other than on the remaining shares of Cumulative Convertible Redeemable Preferred Stock, and limitations on our ability to make acquisitions. The credit facility is secured by substantially all of our assets and the assets of our direct and indirect subsidiaries.

As of December 31, 2004, there were no borrowings outstanding under the revolving line of credit, $7.1 million in outstanding letters of credit, and an $85.0 million six-year term loans bearing interest at LIBOR plus 4.00% (5.16%). As of December 31, 2004, the $30.0 million in total available borrowings under the revolving line of credit were reduced by the $7.1 million in outstanding letters of credit, for a net borrowing availability of $22.9 million under the revolving line of credit.

We are required to post, from time to time, standby letters of credit and surety bonds to meet certain customer contract requirements. We do not directly post financial assurance instruments or other guarantees for our subcontractors. As of December 31, 2004, we had outstanding assurance instruments of $23.2 million, consisting of $7.1 million in letters of credit and $16.1 million in surety bonds, which expire at various contract completion dates. We have entered into certain indemnification agreements with the providers of the surety bonds, which would require funding only if we failed to perform under the contracts being insured and the surety bond issuer was obligated to make payment to the insured parties. The letters of credit are issued under our bank credit agreement up to $15.0 million as a sublimit to the $30.0 million revolving line of credit. The bank credit agreement limits the amount of outstanding surety bonds to $35.0 million.

The following table summarizes our contractual cash obligations as of December 31, 2004 (in 000's):

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Long-term debt [A]	$ 858	$ 1,716	$ 82,426	$ -	$ 85,000
Capital leases [B]	288	185	43	-	516
Operating leases [B]	3,464	2,539	284	-	6,287
Liability to the State of South Carolina [C]	-	-	-	-	-
Purchase obligations [D]	-	-	-	-	-

(A) See note 6 to Consolidated Financial Statements.

(B) See note 20 to Consolidated Financial Statements.

(C) The liability to the State of South Carolina is based on amounts billed and paid by customers of the waste disposal site less our fee for operating this site. The amount collected and the fee are based on volume of waste disposed, therefore it cannot be accurately estimated.

(D) We generally do not make unconditional, noncancellable purchase commitments. We enter into purchase orders that have a duration of less than one year in the normal course of business. Certain members of our senior management are subject to employment agreements with one-year automatic extensions unless terminated with proper notice before the end date. As of December 31, 2004, there were no contractual obligations associated with these employment agreements.

Following the Cumulative Convertible Redeemable Preferred Stock repurchase transaction in December 2003, we had 3,002 shares of Cumulative Convertible Redeemable Preferred Stock that remained outstanding with parties other than The Carlyle Group. During 2004, all these shares were converted into common stock at the option of the holders. Pursuant to a stockholders agreement with The Carlyle Group, we purchased the outstanding 3,003 shares of Cumulative Convertible Redeemable Preferred Stock held by The Carlyle Group at a purchase price of $324.67 per share during the fourth quarter of 2004 for approximately $1.0 million.

We believe that cash flows from operations, cash resources at December 31, 2004 and, if necessary, borrowings under our credit facility will be sufficient to fund our operating cash, capital expenditure and debt service requirements for at least the next twelve months. Over the longer term, our ability to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors. Depending upon market conditions, we may seek to supplement our capital resources with debt or equity financing.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than operating leases, letters of credit, and surety bonds as of December 31, 2004. (See note 20.)

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") recently enacted Statement of Financial Accounting Standards 123-revised 2004 ("SFAS 123R"), "*Share-Based Payment*" which replaces Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "*Accounting for Stock-Based Compensation*" and supersedes APB Opinion No. 25 ("APB 25"), "*Accounting for Stock Issued to Employees.*" SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005.

We are required to adopt SFAS 123R in the third quarter of 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See note 2 for the pro forma net income and net income per share amounts, for 2004, 2003 and 2002, as if we had used a fair-value-based method similar to the methods required under SFAS 123R to measure compensation expense for employee stock incentive awards. Although we have not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, we are evaluating the requirements under SFAS 123R and expect the adoption to have a significant adverse impact on our consolidated statements of income and net income per share.

Quantitative and Qualitative Disclosure about Market Risk

Our major market risk relates to changing interest rates. At December 31, 2004, we have floating rate long-term debt of $85.0 million, of which the current portion is $0.9 million. We entered into an interest rate swap agreement effective on July 22, 2003 partially to mitigate our exposure to fluctuations in interest rates relating to our outstanding variable rate debt. This interest rate swap agreement is not designated as a hedge. The contract's aggregate notional amount was $55.9 million at inception and declines each quarter over the life of the contract in proportion to our estimated outstanding balance of the related long-term debt under the prior credit facility. Additionally, the credit facility requires us to have in place an interest rate protection arrangement for the aggregate notional amount of at least 40% of the aggregate outstanding principle amount of the term loans until June 30, 2006. The contract's notional amount is $30.2 million at December 31, 2004. Under the terms of the contract, we pay a fixed rate of 1.895% and receive LIBOR, which resets every 90 days. The contract matures on June 30, 2006. The fair value of the contract at December 31, 2004 is approximately $0.3 million.

This derivative financial instrument helps us manage our exposure to movements in interest rates by converting our variable rate debt to fixed rate debt. This contract locks in a fixed rate of interest with a pay-fixed, receive-variable interest rate swap, thereby hedging exposure to the variability in market interest rate fluctuations. We have implemented policies which restrict the usage of derivatives to non-trading purposes.

We had no outstanding borrowings under the revolving credit portion of the credit facility during the twelve months ended December 31, 2004. In addition, we do not have any material foreign currency or commodity risk.

A hypothetical interest rate change of 1% on our bank credit facility would have changed interest expense for the year ended December 31, 2004 by approximately $1.1 million and the interest rate swap agreement would have changed interest expense by $0.4 million in the opposite direction. In addition, a hypothetical interest rate change of 1% on our interest rate swap agreement would have changed the fair value of the interest swap at December 31, 2004 by approximately $31 thousand. Additionally, changes in market interest rates would impact the fair value of our long-term obligations. The carrying amount of our indebtedness under our bank credit facility approximates its fair value as of December 31, 2004, as the facility bears interest rates that approximate the market.

DURATEK, INC. AND SUBSIDIARIES

Table of Contents

DURATEK, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2003
(in thousands of dollars, except share amounts)

	2004	2003
Assets		
Current assets:		
Cash	$ 23,296	$ 35,174
Accounts receivable, net of allowance for doubtful accounts of $158 in 2004 and $842 in 2003	30,997	38,378
Cost and estimated earnings in excess of billings on uncompleted contracts	16,715	15,464
Prepaid expenses and other current assets	13,708	7,760
Total current assets	84,716	96,776
Retainage	1,257	6,685
Property, plant and equipment, net	66,151	69,416
Goodwill	72,129	70,797
Other intangible assets	3,747	4,718
Decontamination and decommissioning trust fund	19,050	20,767
Other assets	21,487	13,985
Total assets	$ 268,537	$ 283,144
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 858	$ 1,150
Accounts payable	15,643	12,851
Due to the State of South Carolina	6,073	12,634
Accrued expenses and other current liabilities	24,646	26,518
Unearned revenues	14,694	21,410
Waste processing and disposal liabilities	6,980	8,001
Total current liabilities	68,894	82,564
Long-term debt, less current portion	84,142	114,825
Facility and equipment decontamination and decommissioning liabilities	40,419	41,180
Other noncurrent liabilities	6,756	6,409
Total liabilities	200,211	244,978
8% Cumulative Convertible Redeemable Preferred Stock, $0.01 par value; 160,000 shares authorized, no shares issued and outstanding at December 31, 2004 and 3,002 shares issued and outstanding at December 31, 2003 (note 11)	-	300
Stockholders' equity:		
Preferred stock – $0.01 par value; authorized 4,740,000 shares; none issued	-	-
Series B junior participating preferred stock, $0.01 par value; 100,000 shares authorized; none issued	-	-
Common stock – $0.01 par value; authorized 35,000,000 shares; issued 16,236,781 shares in 2004 and 15,229,100 shares in 2003	162	152
Capital in excess of par value	86,784	78,375
Deferred compensation employee stock trust	1,323	-
Accumulated deficit	(9,043)	(30,026)
Treasury stock at cost, 1,770,306 shares in 2004 and 1,738,720 shares in 2003	(10,900)	(10,635)
Total stockholders' equity	68,326	37,866
Commitments and contingencies (note 20)		
Total liabilities and stockholders' equity	$ 268,537	$ 283,144

See accompanying notes to consolidated financial statements.

DURATEK, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

Years ended December 31, 2004, 2003, and 2002
(in thousands of dollars, except per share amounts)

	2004	2003	2002
Revenues	**$ 286,213**	$ 285,901	$ 291,536
Cost of revenues	**211,315**	217,493	229,134
Gross profit	**74,898**	68,408	62,402
Selling, general and administrative expenses	**34,306**	33,462	33,583
Income from operations	**40,592**	34,946	28,819
Interest expense	**(6,970)**	(6,903)	(5,518)
Other income, net	**398**	76	285
Income before income taxes, equity in income (loss) of joint ventures, and cumulative *effect of a change in accounting principle*	**34,020**	28,119	23,586
Income taxes	**13,098**	11,671	9,673
Income before equity in income (loss) of joint ventures and cumulative effect of a change in accounting principle	**20,922**	16,448	13,913
Equity in income (loss) of joint ventures	**124**	202	(148)
Income before cumulative effect of a change in accounting principle	**21,046**	16,650	13,765
Cumulative effect of a change in accounting principle, net of taxes	**-**	(2,414)	-
Net income	**21,046**	14,236	13,765
Preferred stock repurchase premium, dividends and charges for accretion	**(63)**	(36,154)	(1,279)
Net income (loss) attributable to common stockholders	**$ 20,983**	$ (21,918)	$ 12,486
Income (loss) per share:			
Basic:			
Before cumulative effect of a change in accounting principle	**$ 1.48**	$ (1.44)	$ 0.92
Cumulative effect of a change in accounting principle	**-**	(0.18)	-
	$ 1.48	$ (1.62)	$ 0.92
Diluted:			
Before cumulative effect of a change in accounting principle	**$ 1.42**	$ (1.44)	$ 0.72
Cumulative effect of a change in accounting principle	**-**	(0.18)	-
	$ 1.42	$ (1.62)	$ 0.72

See accompanying notes to consolidated financial statements.

DURATEK, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

Years ended December 31, 2004, 2003, and 2002
(in thousands of dollars)

	Common stock		Capital in excess of
	Shares	Amount	par value
Balance, December 31, 2001	15,070,879	$ 150	$ 77,240
Net income	-	-	-
Amortization of deferred stock compensation	-	-	-
Exercise of stock options	57,411	1	329
Other issuances of common stock	14,129	-	83
Income tax benefit from exercise of non-qualified stock options	-	-	63
Treasury stock purchases	-	-	-
Preferred stock dividend and charges for accretion	-	-	-
Balance, December 31, 2002	15,142,419	151	77,715
Net income	-	-	-
Amortization of deferred stock compensation	-	-	-
Exercise of stock options	78,662	1	419
Other issuances of common stock	8,019	-	45
Income tax benefit from exercise of non-qualified stock options	-	-	196
Treasury stock transactions	-	-	-
Preferred stock repurchase premium, dividend and charges for accretion	-	-	-
Balance, December 31, 2003	15,229,100	152	78,375
Net income	-	-	-
Exercise of stock options	743,050	7	5,352
Other issuances of common stock	4,343	-	84
Directors' fee paid in common stock	2,291	-	33
Conversion of restricted stock units	157,930	2	-
Income tax benefit from exercise of non-qualified stock options	-	-	2,641
Treasury stock transactions	-	-	-
Preferred stock conversion	100,067	1	299
Preferred stock dividend	-	-	-
Balance, December 31, 2004	**16,236,781**	**$ 162**	**$ 86,784**

See accompanying notes to consolidated financial statements.

Deferred Compensation Employee Stock Trust	Accumulated deficit	Treasury stock	Deferred stock compensation	Total stockholders equity
$ -	$ (20,594)	$ (9,275)	$ (637)	$ 46,884
-	13,765	-	-	13,765
-	-	-	318	318
-	-	-	-	330
-	-	-	-	83
-	-	-	-	63
-	-	(302)	-	(302)
-	(1,279)	-	-	(1,279)
-	(8,108)	(9,577)	(319)	59,862
-	14,236	-	-	14,236
-	-	-	319	319
-	-	-	-	420
-	-	-	-	45
-	-	-	-	196
-	-	(1,058)	-	(1,058)
-	(36,154)	-	-	(36,154)
-	(30,026)	(10,635)	-	37,866
-	21,046	-	-	21,046
-	-	-	-	5,359
-	-	-	-	84
-	-	-	-	33
1,323	-	-	-	1,325
-	-	-	-	2,641
-	-	(265)	-	(265)
-	-	-	-	300
-	(63)	-	-	(63)
$ 1,323	**$ (9,043)**	**$ (10,900)**	**$ -**	**$ 68,326**

DURATEK, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003, and 2002
(in thousands of dollars)

	2004	2003	2002
Cash flows from operating activities:			
Net income	**$ 21,046**	$ 14,236	$ 13,765
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**10,639**	15,279	11,850
Deferred income taxes	**(83)**	4,445	5,038
Cumulative effect of a change in accounting principle, net of taxes	**-**	2,414	-
Stock compensation expense	**246**	517	318
Income tax benefit from exercise of non-qualified stock options	**2,641**	196	63
Provision (recoveries) for doubtful accounts	**(558)**	46	458
Equity in (income) loss of joint ventures, net of distributions	**109**	(46)	148
Changes in operating assets and liabilities:			
Accounts receivable	**7,939**	10,151	(844)
Costs and estimated earnings in excess of billings on uncompleted contracts	**(8,191)**	(6,830)	12,711
Prepaid expenses and other current assets	**1,486**	871	364
Accounts payable and accrued expenses and other current liabilities	**(8,856)**	(2,386)	(3,258)
Unearned revenues	**(6,716)**	4,934	2,984
Waste processing and disposal liabilities	**(1,021)**	(1,935)	(4,226)
Facility and equipment decontamination and decommissioning liabilities	**956**	959	943
Retainage	**1,781**	(1,582)	(2,932)
Other	**(891)**	(598)	(261)
Net cash provided by operating activities	**20,527**	40,671	37,121
Cash flows from investing activities:			
Additions to property, plant and equipment	**(6,242)**	(4,839)	(2,649)
Other	**(115)**	(378)	(164)
Net cash used in investing activities	**(6,357)**	(5,217)	(2,813)

(Continued)

DURATEK, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003, and 2002
(in thousands of dollars)

	2004	2003	2002
Cash flows from financing activities:			
Net repayments of borrowings under revolving credit facility	**$ -**	$ -	$ (12,500)
Net proceeds from (repayments of) short-term borrowings	**-**	-	(7,763)
Proceeds from long-term debt	**-**	115,000	-
Repayments of long-term debt	**(30,975)**	(61,149)	(10,651)
Repayments of capital lease obligations	**(282)**	(388)	(442)
Preferred stock dividends paid	**(123)**	(3,101)	-
Deferred financing costs paid	**(27)**	(4,209)	(1,098)
Preferred stock repurchase	**-**	(49,176)	-
Treasury stock purchases	**-**	-	(302)
Proceeds from issuance of common stock	**5,359**	420	330
Net cash used in financing activities	**(26,048)**	(2,603)	(32,426)
Net increase (decrease) in cash	**(11,878)**	32,851	1,882
Cash, beginning of year	**35,174**	2,323	441
Cash, end of year	**$ 23,296**	$ 35,174	$ 2,323

Supplemental disclosure of non-cash financing activities:

During 2004, the holders of our 8% Cumulative Convertible Redeemable Preferred Stock converted 3,002 shares of the 8% Cumulative Convertible Redeemable Preferred Stock into 100,067 shares.

During 2004 and 2003, we contributed restricted stock units to the Duratek, Inc. Deferred Compensation Plan. All restricted stock units were exchanged for our common stock in 2004, and increased treasury stock by $265 in 2004 and $1,058 in 2003.

During 2004, we entered into $189 in capital lease agreements to finance the purchase of machinery and equipment.

During 2003, we entered into $343 in capital lease agreements to finance the purchase of computer equipment.

See accompanying notes to consolidated financial statements.

(in thousands of dollars and shares, except per share dollars)

(1) Description of Business

Duratek, Inc., together with our wholly owned subsidiaries ("we", "our", "Duratek", or the "company"), provide services to commercial and government customers primarily in the United States that ensure safe and secure radioactive materials disposition and nuclear facility operations. We possess a breadth of capabilities, technologies, assets, facilities, and qualified technical personnel that enable us to provide a full array of safe and secure radioactive materials disposition services. Our services include decommissioning services, nuclear facility operations, radioactive material characterization, processing, transportation, accident containment and restoration services, and final disposal. Our strength lies in our vertical integration of the following:

- on-site waste management and processing work at customer sites;
- transportation and logistics services;
- processing of customer waste at our facilities; and
- waste disposal.

We own a number of patents and related trademarks pertaining to the detection, storage, decontamination, processing and handling of radioactive and hazardous waste materials. Our revenues are derived almost equally from government and commercial customers. Our government work comes largely from the United States Department of Energy ("DOE"). The majority of our commercial clients are commercial nuclear utilities. We also provide services to non-utilities, including pharmaceutical companies, research laboratories, universities, and industrial facilities. We have three business segments: (i) Federal Services, (ii) Commercial Services, and (iii) Commercial Processing and Disposal.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. Investments in joint ventures in which we do not have control or majority ownership are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in the existing accounts receivable. We determine the allowance based on historical experience, review of specific accounts, and past due balances over 90 days and over a specific amount. Account balances are written off against the allowance after all reasonable means of collection have been exhausted and recovery is considered remote.

(c) Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts, Unearned Revenues, and Retainage

Cost and estimated earnings in excess of billings on uncompleted contracts represents amounts recognized as revenue that have not been billed. Unearned revenue represents amounts billed and collected for which revenue has not been recognized. Contracts typically provide for the billing of costs incurred and estimated earnings on a monthly basis or based on contract milestones. We have cost and estimated earnings in excess of billings on uncompleted contracts of $27,849 as of December 31, 2004, of which $16,715 is expected to be collected in the next 12 months. As of December 31, 2004, cost and estimated earnings in excess of billings on uncompleted contracts that will not be collected within the next twelve months of $11,134 is included in other assets in our consolidated balance sheets. As of December 31, 2003, cost and estimated earnings in excess of billings on uncompleted contracts was $19,658, of which $15,464 was classified as a current asset and $4,194 is included in other assets in our consolidated balance sheets. We have unearned revenue of $14,694 as of December 31, 2004 and $21,410 as of December 31, 2003.

Retainage represents amounts billable but withheld, due to contract provisions, until the satisfaction of contract provisions. As of December 31, 2004, we have retainage balances of $6,969, of which $5,712 is expected to be collected within the next 12 months and is included in prepaid expense and other current assets in the consolidated balance sheets. As of December 31, 2003, we had retainage balances of $8,750, of which $2,065 was included in prepaid expense and other current assets in the consolidated balance sheets.

(d) Property, Plant and Equipment

Property, plant, and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments.

Depreciation on property, plant and equipment is calculated on the straight line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Land improvements	5 to 10 years
Buildings	20 to 35 years
Computer hardware and software	3 years
Furniture and fixtures	5 to 7 years
Machinery and equipment	5 to 12 years
Trucks and vehicles	5 to 15 years

Equipment held under capital leases and leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation and amortization of property, plant, and equipment is $8,886 for 2004, $10,518 for 2003, and $8,929 for 2002. Maintenance and repairs that do not extend the lives of the assets are expensed as incurred.

(e) *Impairment of Long-lived Assets*

Long-lived assets such as property, plant, and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the excess of carrying amount over the fair value of the asset. Assets to be disposed of would be separately presented in our consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

We tested our goodwill as of January 1 of 2004, 2003, and 2002 in accordance with the standard and concluded that no impairment charge was required.

(f) *Goodwill and Other Intangible Assets*

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives, and reviewed for impairment whenever events or circumstances indicate that the carrying value of such assets may not be recoverable (See Note 5 in the Notes to Consolidated Financial Statements).

(g) *Facility and Equipment Decontamination and Decommissioning ("D&D") Liabilities*

On January 1, 2003, we adopted SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires us to record the fair value of an asset retirement obligation ("ARO") as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. We are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the ARO, the ARO will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligations.

Upon the adoption of SFAS No. 143 on January 1, 2003, we recognized the following changes to our consolidated financial statements: increased property, plant and equipment by $5,926; increased D&D liabilities by $9,949; and a cumulative effect of a change in accounting principle, net of tax of $2,414 ($4,018 pre-tax).

Prior to the adoption of SFAS No. 143, we had estimated the total cost to D&D our facilities and equipment in Tennessee and South Carolina and had been accruing such costs over 25 years, which was the facilities' estimated useful life. Additionally, we are obligated, under our license granted by the State of South Carolina and the Atlantic Waste Compact Act, for costs associated with the ultimate closure of the Barnwell Low-Level Radioactive Waste Disposal Facility in South Carolina and our buildings and equipment located at the Barnwell site ("Barnwell closure"). Under the terms of the Atlantic Waste Compact Act and our license with the State of South Carolina, we were required to maintain a trust fund to cover the Barnwell closure obligation, which limits our obligation to the amount of the trust fund. We recognized our Barnwell closure obligation, which is effectively limited to the amount in the trust fund, for an amount equal to the balance in the trust fund.

(h) *Derivative Financial Instruments*

All derivative instruments are recognized as assets or liabilities in the balance sheet at fair value. Fair value adjustments are included in the determination of net income.

We use derivative financial instruments to help us to manage our exposure to movements in interest rates by converting our variable rate debt to fixed

rate debt. At December 31, 2004, we had one contract that locks in a fixed rate of interest with a pay-fixed, receive-variable interest rate swap, thereby hedging exposure to the variability in market interest rate fluctuations. We have implemented policies which restrict the usage of derivatives to non-trading purposes.

(i) Deferred Compensation

We have contributed shares of our common stock to the Deferred Compensation Plan. In accordance with Emerging Issues Task Force Issue No. 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts are Held in a Rabbi Trust and Invested*, assets of rabbi trusts are to be consolidated with those of the employer, and the value of the employer's stock held in rabbi trust is classified in stockholder's equity and generally accounted for in the manner of treasury stock.

(j) Revenue Recognition

Contract Revenue and Cost Recognition

We have contracts to provide engineering and technical support services to the Federal government and its agencies and to commercial companies. Our Federal government contracts are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or periodically throughout the term of the contract as the services are provided. From time to time, we may proceed with work based on customer direction pending a Request for Equitable Adjustment ("REA") or finalization and signing of formal funding documents. We have an internal process for approving such work and the corresponding revenue recognition. Our services are provided under time-and-materials, cost-plus award or incentive-fee, firm-fixed-price, and fixed-unit-rate contracts. The following describes our policies for these contract types:

Time-and-materials contracts - we are paid for labor and costs incurred at negotiated contractual rates. Profitability on these contracts is driven by the extent of utilization of our billable personnel and cost control.

Cost-plus award or incentive fee contracts - we are reimbursed for allowable costs and fees, which may be fixed or performance-based. If our costs exceed the contract ceiling or are not allowable under the provisions of the contract or any applicable regulations, we may not be able to obtain reimbursement for all such costs. We are awarded fees if we meet certain contract commitments, including schedule, budget, and safety. If any of these commitments are not accepted, we could have a reduction in expected revenues. Quarterly assessments are made to measure our compliance with established contract commitments. We receive award and incentive fees on certain Federal government contracts, which are accrued when estimable, and collection is reasonably assured.

Firm-fixed-price and fixed-unit-rate contracts - we receive a fixed price irrespective of the actual costs we incur and, consequently, we are exposed to a number of risks. These risks include underestimation of costs, problems with new technologies, unforeseen costs or difficulties, delays beyond our control, and economic and other changes that may occur during the contract period. For firm-fixed-price contracts, our revenues are recognized using the percentage-of-completion method of accounting, and is based on the proportion of costs incurred to total estimated contract costs or units of production. For fixed-unit-rate contracts, our revenues are recognized as units are completed based on the contractual unit rates.

We record contract claims and pending change orders, including requests for equitable adjustment, when revenue is probable, which generally is when accepted in writing by the customer. The cost to perform the work related to these claims and pending change orders, including requests for equitable adjustments, is included in our estimates of contract profitability. As of December 31, 2004, there are approximately $1.4 million outstanding requests for equitable adjustments in Federal Services and approximately $0.3 million outstanding in Commercial Services related to scope changes or contract negotiations. As of December 31, 2004, no amount of these claims has been included in the contract value.

From time to time, subcontractors request contract change orders related to scope changes that are requested by our customers where we have made identical claims to the customers. Subcontractors have requested contract change orders totaling approximately $6.7 million related to scope changes requested by our customers where we have made identical claims to the customers. Based on agreement with our customers and our understanding of the contracts, recovery by these subcontractors is contingent upon our recovery from our customers. These amounts have not been included in the results of our operations.

Provisions for estimated losses on individual contracts are made in the period in which the losses are identified and include all estimated direct costs to complete the contract (excluding future general and administrative costs expected to be allocated to the contract). Contract acquisition costs are expensed as incurred.

Revisions in revenues, cost, and profit estimates, or measurements in the extent of progress toward completion are changes in accounting estimates accounted for in the period of change (cumulative catch-up method). Such revisions could occur at any time and the effects could be material. Although we have a history of making reasonably dependable estimates of the extent of progress towards completion of contract revenue and of contract completion costs on our long-term engineering and construction contracts, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates, and it is possible that such variances could be material to our operating results.

Commercial Waste Processing

The commercial waste processing operations have contracts with commercial companies and governmental agencies to provide waste processing services. Our services are provided primarily under fixed-unit-price contracts and usually require us to ship the processed waste for burial on behalf of the customer. Our value added service is volume reduction of contaminated materials to reduce the economic costs of burial. Revenue is recognized as units of waste are processed based on the unit prices quoted in the contracts. Our fixed unit price contracts provide for additional customer billings if the characterization of waste received is different from contract specifications or for certain increases in burial costs, both of which are estimated at the time waste is received and sorted. Sometimes variances in weight and waste classification occur. These variances are identified when the waste is sorted and during the processing cycle and can have either a positive or negative impact on revenue, depending on the contract.

Disposal

Revenues from the operation of a low level radioactive waste disposal facility in Barnwell, South Carolina are recognized in accordance with the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act (the "Atlantic Waste Compact Act"). Under the Atlantic Waste Compact Act, we are reimbursed for allowable costs incurred in operating the site that are identified by the South Carolina Public Service Commission and incurred by us plus an operating margin of 29% on certain of those allowable costs. In addition, costs incurred for decommissioning activities at the site are reimbursed by the State of South Carolina from a trust fund established to cover the Barnwell closure obligation. We receive a 14% operating margin on these costs. Our results from July 1, 2000 forward are based on the economic regulation imposed by the Atlantic Waste Compact Act.

(k) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We establish a valuation allowance if we determine that it is more likely than not that a deferred tax asset will not be realized.

(l) Stock Option Plan

We apply the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation*, to account for our fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, *Accounting for Stock Based Compensation* (as amended by SFAS No. 148, *Accounting for Stock Based Compensation -Transition and Disclosure*), established accounting and disclosure requirements using a fair value based method of accounting for stock based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value based method of accounting described above, and have adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income (loss) attributable to common shareholders if the fair value based method had been applied to all outstanding and unvested awards in each year:

	2004	2003	2002
Net income	**$ 21,046**	$ 14,236	$ 13,765
Add: stock-based employee compensation expense included in reported net income, net of taxes	**151**	147	31
Deduct: total stock-based employee compensation expense determined under fair-value-based method for all awards, net of taxes	**1,002**	1,002	1,048
Pro forma net income	**20,195**	13,381	12,748
Deduct: preferred stock repurchase premium, dividends, and charges for accretion	**63**	36,154	1,279
Pro forma net income (loss) attributable to common stockholders	**$ 20,132**	$ (22,773)	$ 11,469
Income (loss) per share:			
Basic - as reported	**$ 1.48**	$ (1.62)	$ 0.92
Basic - pro forma	**$ 1.42**	$ (1.68)	$ 0.85
Diluted - as reported	**$ 1.42**	$ (1.62)	$ 0.72
Diluted - pro forma	**$ 1.36**	$ (1.68)	$ 0.60

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2004, 2003, and 2002:

	2004	2003	2002
Risk free interest rate	**4.2%**	4.3%	3.8%
Expected volatility	**61%**	64%	64%
Expected life	**4 years**	4 years	4 years
Contractual life	**10 years**	10 years	10 years
Expected dividend yield	**0%**	0%	0%
Fair value of options granted	**$9.71**	$6.06	$3.30

(m) New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards 123-revised 2004 ("SFAS 123R"), "*Share-Based Payment*" which replaces Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "*Accounting for Stock-Based Compensation*" and supersedes APB Opinion No. 25 ("APB 25"), "*Accounting for Stock Issued to Employees.*" SFAS 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of expense in our consolidated statements of income.

We are required to adopt SFAS 123R in the third quarter of 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See note 2(k) for the pro forma net income and net income per share amounts, for 2004, 2003 and 2002, as if we had used a fair-value-based method similar to the methods required under SFAS 123R to measure compensation expense for employee stock incentive awards. Although we have not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, we are evaluating the requirements under SFAS 123R and expect the adoption to have an adverse impact on our consolidated statements of income and net income per share.

(n) Research and Development

In connection with our various contracts or subcontracts, The Vitreous State Laboratory of The Catholic University of America in Washington, D.C. ("VSL") conducts research and development for us under fixed price and cost reimbursable contracts. Under these contracts all inventions and discoveries are owned by the research scientists of the VSL and licensed to us under an exclusive license agreement.

For waste cleanup projects in which the VSL's technical services are utilized by us, we reimburse the VSL on a time and expense basis and include the estimated cost for such services in our formal bid proposal. The VSL is a not-for-profit institution, therefore it does not include fees or percentage profits in its cost estimates.

(o) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Significant estimates and judgments made by our management include: (i) the cost to complete long-term contracts, (ii) the cost to D&D facilities and equipment, (iii) recovery of long-lived assets, including goodwill, and (iv) contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ significantly from those estimates.

(p) Commitments and Contingencies

Liabilities for loss contingencies, including environmental remediation costs not within the scope of FASB Statement No. 143, Accounting for Asset Retirement Obligations, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries for environmental remediation costs from third parties would be recorded when agreed upon with a third party.

(q) Reclassifications

Certain amounts for 2003 and 2002 have been reclassified to conform to the presentation for 2004.

(3) Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is calculated by dividing net income (loss) by the diluted weighted average common shares, which reflect the potential dilution of stock options, restricted stock, and convertible redeemable preferred stock that could share in our income. The reconciliation of amounts used in the computation of basic and diluted net income (loss) per share for the years *ended December 31, 2004, 2003, and 2002 consist of the following:*

	2004	2003	2002
Numerator:			
Net income (loss) attributable to common stockholders	**$ 20,983**	$ (21,918)	$ 12,486
Add: Income impact of assumed conversions - preferred stock dividends and charges for accretion [1]	**63**	-	1,279
Net income (loss)	**21,046**	(21,918)	13,765
Add: cumulative effect of a change in accounting principle, net of taxes	-	2,414	-
Net income (loss) before cumulative effect of a change in accounting principle	**$ 21,046**	$ (19,504)	$ 13,765
Denominator:			
Weighted-average shares outstanding	**14,191**	13,561	13,504
Effect of dilutive securities:			
Incremental shares from assumed conversion of:			
Employee stock options	**569**	-	260
Restricted stock	-	-	95
Convertible redeemable preferred stock	-	-	5,251
	569	-	5,606
Diluted weighted average common shares outstanding	**14,760**	13,561	19,110
Income (loss) per common share:			
Basic:			
Before cumulative effect of a change in accounting principle	**$ 1.48**	$ (1.44)	$ 0.92
Cumulative effect of a change in accounting principle	-	(0.18)	-
	$ 1.48	$ (1.62)	$ 0.92
Diluted:			
Before cumulative effect of a change in accounting principle	**$ 1.42**	$ (1.44)	$ 0.72
Cumulative effect of a change in accounting principle	-	(0.18)	-
	$ 1.42	$ (1.62)	$ 0.72

[1] In 2003, we had a net loss attributable to common stockholders. Accordingly, there is no dilutive impact on earnings per share.

The effects on weighted average shares outstanding of options to purchase common stock and other potentially dilutive securities of the Company that were not included in the computation of diluted net income (loss) per share because the effect would have been anti-dilutive were 2,362 shares as of December 31, 2003 and 646 shares as of December 31, 2002. There are no anti-dilutive shares as of December 31, 2004.

(4) Property, Plant and Equipment

Property, plant and equipment as of December 31, 2004 and 2003 consist of the following:

	2004	2003
Land and land improvements	**$ 3,871**	$ 3,522
Buildings	**43,297**	42,659
Computer hardware and software	**5,388**	4,270
Furniture and fixtures	**2,584**	2,584
Machinery and equipment	**62,797**	59,862
Trucks and vehicles	**1,818**	986
Leasehold improvements	**182**	162
Capital leases	**2,556**	2,367
Construction in progress	**1,964**	2,590
	124,457	119,002
Less accumulated depreciation and amortization	**58,306**	49,586
	$ 66,151	$ 69,416

(5) Goodwill and Other Intangible Assets

Under SFAS No. 142, we no longer amortize goodwill, rather goodwill is tested for impairment at least annually. During 2004, 2003, and 2002, we tested our goodwill in accordance with the standard and concluded that no impairment charge was required.

In 2004, the goodwill and deferred tax liability balances were increased by $1,332 for certain deferred tax liabilities related to prior year acquisitions.

Other intangible assets subject to amortization consist principally of amounts assigned to operating rights related to the Barnwell, South Carolina low-level radioactive waste disposal facility, covenants not-to-compete, and costs incurred to obtain patents. We do not have any other intangible assets that are not subject to amortization. Other intangible assets as of December 31, 2004 consist of the following:

		As of December 31, 2004		As of December 31, 2003	
	Amortization period	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Barnwell operating rights	8 yrs	**$ 7,340**	**$ (4,129)**	$ 7,340	$ (3,211)
Patents	20 yrs	**1,553**	**(1,045)**	1,545	(990)
Covenants-not-to-compete	17 yrs	**102**	**(74)**	102	(68)
Total		**$ 8,995**	**$ (5,248)**	$ 8,987	$ (4,269)

Aggregate amortization expense for amortizing intangible assets was $979 for the year ended December 31, 2004, $978 for the year ended December 31, 2003, and $1,654 for the year ended December 31, 2002. Estimated annual amortization expense for the next five years beginning January 1, 2005 is $979 for fiscal years ended December 31, 2005 through December 31, 2007, $521 for fiscal year ended December 31, 2008, and $60 for fiscal year ended December 31, 2009.

(6) Long-Term Debt

Long-term debt as of December 31, 2004 and 2003 consisted of the following:

	2004	2003
Bank Credit Facility:		
Term loan, interest payable quarterly, due December 16, 2009	$ 85,000	$ 115,000
Cumulative Convertible Redeemable Preferred Stock	-	975
	85,000	115,975
Less: current portion of long-term debt	858	1,150
	$ 84,142	$ 114,825

In December 2003, in connection with the 8% Cumulative Convertible Redeemable Preferred Stock $.01 par value (the "Cumulative Convertible Redeemable Preferred Stock") repurchase transaction (See Note 11 in our Notes to Consolidated Financial Statements), we entered into a new bank credit facility. This bank credit facility consists of a $30,000 revolving line of credit, which includes a $15,000 sub limit for the issuance of standby letters of credit, and a six-year $115,000 term loan. Proceeds of the term loan were used to repay $53,918 of existing term debt and accrued interest under our prior credit facility and to repurchase 151 shares of the Cumulative Convertible Redeemable Preferred Stock for $49,176 in cash plus accrued and unpaid dividends of $2,472, net of transaction costs and related expenses. Borrowings under the credit facility bear interest at the prime rate plus an applicable margin or, at our option, London Interbank Offered Rates ("LIBOR") plus an applicable margin. At December 31, 2004 and 2003, there were no outstanding borrowings under the revolving line of credit. Effective February 23, 2005, the bank credit facility was amended to lower the applicable margin on borrowings under the bank credit facility. For term loans, the applicable margin is 2.00% for prime rate loans and 3.25% for LIBOR loans. For revolving loans, the applicable margin is determined based on our leverage ratio and can range from 2.00% to 2.50% for prime rate loans and from 3.25% to 3.75% for LIBOR loans. The term loan must be prepaid to the extent of any excess cash flows, as defined. The bank credit facility requires us to maintain certain financial ratios and contains restrictions on our ability to pay cash dividends and limitations on our ability to make acquisitions. As of December 31, 2004, we were in compliance with the provisions of the bank credit facility, including all financial covenant requirements. The bank credit facility is secured by substantially all of the assets of the company and its direct and indirect subsidiaries. As of December 31, 2004, the $30,000 in total available borrowings under the revolving line of credit was reduced by $7,093 in outstanding letters of credit, for a net borrowing availability of $22,907 under the revolving line of credit. As of December 31, 2004, $85,000 of the six-year term loans remains outstanding from the $115,000 term loans issued in December 2003. During 2004, we made $30,000 in payments on the term loans of which $1,020 were scheduled repayments and $28,980 were voluntary prepayments.

Aggregate maturities of long-term debt as of December 31, 2004 are as follows:

2005	$ 858
2006	858
2007	858
2008	858
2009	81,568
	$ 85,000

We paid interest of $6,134 in 2004, $2,705 in 2003, and $4,230 in 2002.

(7) Due to the State of South Carolina

On an annual basis, following the State of South Carolina's fiscal year end on June 30, we remit the net of the amounts billed and paid by customers of the waste disposal site less our fee for operating the site during such fiscal year, pursuant to the provisions of the Act (note 2(i)). As of December 31, 2004, we had a balance due to the State of South Carolina of $6,073, of which $2,364 is billed but uncollected. As of December 31, 2003, we had balance Due to the State of South Carolina of $12,634, of which $3,628 was billed but uncollected.

(8) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2004 and 2003 consisted of the following:

	2004	2003
Salaries and related expenses	**$ 13,625**	$ 11,185
Contract costs — subcontractors	**4,512**	6,398
Other accrued expenses	**6,509**	8,935
	$ 24,646	$ 26,518

(9) Waste Processing and Disposal Liabilities

Our waste processing technologies create waste by-products ("secondary waste"), which generally requires transportation and disposal costs to be incurred. We accrue the estimated costs of transportation and disposal based on the characterization of the waste and contractual disposal rates currently in effect at the disposal sites. The ultimate cost of disposal will depend on the actual contamination of the waste, volume reduction, activity, and disposal density. We had an accrual for the expected cost of secondary waste of $3,603 as of December 31, 2004 and $2,760 as of December 31, 2003.

In addition, we had accrued for customer waste that has been completely processed and is awaiting shipment for burial of $3,377 as of December 31, 2004, and $5,241 as of December 31, 2003, based on contractual rates, which are negotiated annually.

(10) Facility and Equipment Decontamination and Decommissioning ("D&D")

We are responsible for the cost to D&D our facilities and equipment in Tennessee and South Carolina and certain equipment used at customer sites. These costs will generally be paid upon the closure of these facilities or the disposal of this equipment. We are also obligated, under our license granted by the State of South Carolina and the Atlantic Waste Compact Act, for the Barnwell closure and we are required to maintain a trust fund to cover the Barnwell closure obligation, which limits our obligation to the amount of the trust fund. During 2004, $2,855 was used to fund decommissioning activity at the Barnwell Low-Level Radioactive Waste Disposal Facility, therefore decreasing the trust fund balance.

Our D&D liabilities consist of the following as of December 31, 2004 and 2003:

	2004	2003
Facilities & equipment ARO	**$ 21,369**	$ 20,413
Barnwell closure	**19,050**	20,767
	$ 40,419	$ 41,180

We recognized accretion expense of $978 in 2004 and $969 in 2003. Had we adopted SFAS No. 143 on January 1, 2002, our accretion expense would have been $877 in 2002 and our income (loss) and income (loss) per diluted share would have been $12,968 and $0.68, respectively.

The following is a reconciliation of our facility & equipment ARO for 2004 and 2003:

	2004	2003
Balance at January 1	**$ 20,413**	$ 19,344
Accretion expense	**978**	969
Liabilities incurred during the year	**60**	55
ARO estimate adjustments	**(82)**	45
Balance at December 31	**$ 21,369**	$ 20,413

We update our closure and remediation cost estimates for D&D on an annual basis. These estimates are based on current technology, regulations, and burial rates. We are unable to reasonably estimate the impact that changes in technology, regulations, and burial rates will have on the ultimate costs. Future changes in these factors could have a material impact on these estimates.

We have purchased insurance to fund our obligation to clean and remediate our Tennessee facilities and equipment upon closure. We are accounting for these insurance policies using deposit accounting, whereby a portion of the premiums paid are viewed as funding to cover our obligation and is capitalized as a deposit asset. This asset has no

impact on the asset retirement obligation. The remainder of the premium is being charged to earnings in the period in which the premiums are paid. The deposit asset is included in other assets in our consolidated balance sheets and is $2,043 as of December 31, 2004 and $1,805 as of December 31, 2003. Related insurance expense was $629 in 2004, $614 in 2003, and $627 in 2002. In addition, we were required to place cash deposits in escrow relating to the insurance policy for the Bear Creek Operations Facility. The cash deposits in escrow are included in other assets in our consolidated balance sheets and were $3,564 as of December 31, 2004 and $2,024 as of December 31, 2003.

(11) 8% Cumulative Convertible Redeemable Preferred Stock

In January 1995, we issued 160 shares of Cumulative Convertible Redeemable Preferred Stock and an option (the "Carlyle Option") to purchase up to an additional 1,250 shares of our common stock. The Cumulative Convertible Redeemable Preferred Stock was initially convertible into our common stock at a conversion price of $3.00 per share and, if not previously converted, we were required to redeem the outstanding Cumulative Convertible Redeemable Preferred Stock on September 30, 2005 for $100 per share plus accrued and unpaid dividends, unless such date was extended with the approval of the holders of the Cumulative Convertible Redeemable Preferred Stock.

On December 16, 2003, we repurchased 151 shares of our Cumulative Convertible Redeemable Preferred Stock from investment partnerships controlled by The Carlyle Group for $49,176 in cash plus accrued and unpaid dividends of $2,472. The purchase was based on a price of $9.74 per share of our common stock. Each share of Cumulative Convertible Redeemable Preferred Stock was convertible into 33.333 shares of our common stock. As of December 31, 2003, there were 3 shares of Cumulative Convertible Redeemable Preferred Stock outstanding that were held by The Carlyle Group. Prior to this repurchase transaction, there were 157 shares of Cumulative Convertible Redeemable Preferred Stock outstanding.

In connection with the repurchase transaction, we entered into a stockholder agreement with The Carlyle Group. The stockholders agreement provided that we were obligated to purchase the outstanding 3 shares of Cumulative Convertible Redeemable Preferred Stock from The Carlyle Group on or before September 29, 2005 at a minimum purchase price of $324.67 per share. Pursuant to these terms, we purchased the remaining 3 shares from The Carlyle Group during the fourth quarter of 2004 for approximately $975.

Following the Cumulative Convertible Redeemable Preferred Stock repurchase transaction in December 2003, we had 3 shares of Cumulative Convertible Redeemable Preferred Stock that remained outstanding with parties other than The Carlyle Group. During 2004, all these shares were converted into common stock at the option of the holder.

(12) Derivative Financial Instrument

We entered into an interest rate swap agreement effective on July 22, 2003, to partially mitigate our exposure to fluctuations in interest rates relating to our outstanding variable rate debt. The contract's notional amount was $55,949 at inception and declines each quarter over the life of the contract in proportion to our reduction in the outstanding balance of the related long-term debt under the prior credit facility. The credit facility requires us to have in place an interest rate protection arrangement for an aggregate notional amount of at least 40% of the aggregate outstanding principal amount of the term loans until June 30, 2006. This interest rate swap agreement is not designated as an accounting hedge. The contract's notional amount is $30,181 at December 31, 2004. Under the terms of the contract, we pay a fixed rate of 1.895% and receive LIBOR, which resets every 90 days. The contract matures on June 30, 2006. The fair value of the contract, which was based upon the fair value estimate by a financial institution, is approximately $272 as of December 31, 2004 and approximately $7 as of December 31, 2003, which is included in prepaid expenses and other current assets in the consolidated balance sheets.

Adjustments to the fair value of the contract are included in other income, net and was a gain of $265 in 2004 and a gain of $7 in 2003.

(13) Fair Value of Financial Instruments

The fair value of cash, accounts receivable, other receivables, accounts payable, and accrued expenses approximates the carrying amount due to the short maturities of these instruments. Under our bank credit facility, we have outstanding $85,000 in long-term debt, which approximates the fair value as of December 31, 2004.

(14) Stock Compensation and Stockholders' Rights

(a) *Stock Option Plan*

In May 2000, our stockholders approved the 1999 Stock Option and Incentive Plan which authorizes a committee of the Board of Directors to grant various types of incentive awards (including incentive stock options, non-qualified options, stock appreciation rights, restricted shares, and performance units on shares) to our directors, officers, and employees for issuance of up to 5,000 shares of common stock in the aggregate. As of December 31, 2004, we had 1,537 of outstanding options.

Changes in options outstanding are as follows:

	Weighted average exercise price	Number of shares
December 31, 2001	$ 6.81	1,523
Granted	4.41	537
Exercised	5.75	(57)
Terminated and expired	6.30	(20)
December 31, 2002	6.19	1,983
Granted	8.11	309
Exercised	5.39	(82)
Terminated and expired	7.60	(207)
December 31, 2003	6.38	2,004
Granted	13.30	338
Exercised	6.62	(743)
Terminated and expired	7.72	(62)
December 31, 2004	**$ 7.75**	**1,537**

The following table summarizes information about outstanding and exercisable options at December 31, 2004:

	Outstanding			Exercisable	
Range of exercise price	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 3.92 – $ 5.75	719	6.40 years	$ 4.65	432	$ 4.88
$ 8.13 – $ 8.75	411	7.22 years	$ 8.15	168	$ 8.19
$10.13 – $10.63	407	8.01 years	$ 12.84	69	$ 10.57
	1,537			669	

Certain stock options issued in 2000, granted to our executive officers, have exercise prices that were less than the fair value of our common stock on the date of grant. The difference of $269 was recorded as deferred compensation and was being recognized over the vesting period. These options fully vested by December 31, 2003. We recognized compensation expense of $54 during each of the years ended December 31, 2003 and 2002. In addition, during 2003, the vesting term of certain stock options were accelerated. As a result, we recognized compensation expense of $246 in 2004 and $198 in 2003.

(b) Restricted Stock Units

Upon approval of the Plan by the stockholders in May 2000, two of our senior executives were granted 158 restricted stock units. The units vested over a four-year period. Upon vesting, the executives had the right to receive common stock in exchange for such units. We accounted for this plan as a compensatory fixed plan under APB Opinion No. 25, which resulted in a compensation charge of approximately $1,323 of which $264 was recognized during each of the years ended December 31, 2003 and 2002. In January 2004, all restricted stock units were vested and these restricted stock units were exchanged for our common stock and transferred to the Duratek Deferred Compensation Plan (note 17).

(c) Stockholder Rights

On December 16, 2003, our Board of Directors approved a stockholder rights plan. Under this plan, each share of our common stock and each share of our Cumulative Convertible Redeemable Preferred Stock is accompanied by a right that entitles the holder of that share, upon the occurrence of specified events that may be intended to affect a change in control, to purchase one one-thousandth of a share of Series B Junior Participating Preferred Stock at an exercise price of $58.00. In the event the rights become exercisable, the rights plan allows for our stockholders to acquire our stock or the stock of the surviving corporation, whether or not we are the surviving corporation, at a value that is twice that of the exercise price of the rights.

(15) Income Taxes

Income taxes (benefit) for the years ended December 31 2004, 2003, and 2002 consist of the following:

	2004	2003	2002
Current:			
State	**$ 984**	$ 933	$ 691
Federal	**12,197**	6,293	3,885
Foreign	**—**	—	59
	13,181	7,226	4,635
Deferred:			
State	**69**	1,019	854
Federal	**(152)**	3,426	4,184
	(83)	4,445	5,038
	$ 13,098	$ 11,671	$ 9,673

Income taxes is reconciled to the amount computed by applying the statutory Federal income tax rate of 35% to income before income taxes, equity in income (loss) of joint ventures, and cumulative effect of a change in accounting principle as follows:

	2004	2003	2002
Federal income taxes at statutory rate	**$ 11,907**	$ 9,842	$ 8,255
State income taxes, net of Federal tax benefit	**685**	1,269	1,004
Other	**506**	560	414
	$ 13,098	$ 11,671	$ 9,673

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

	2004	2003
Deferred tax assets:		
Accounts receivable principally due to allowance for doubtful accounts	$ 61	$ 356
Decontamination and decommissioning liabilities	6,611	4,165
Net operating loss carryforwards	944	865
Accrued compensation	1,469	1,652
Other	943	858
	10,028	7,896
Less: valuation allowance	503	650
Net deferred tax assets	9,525	7,246
Deferred tax liabilities:		
Prepaid expense	(1,363)	(763)
Plant, equipment, and intangibles principally due to differences in depreciation and amortization	(12,733)	(9,805)
Net deferred tax liabilities	$ (4,571)	$ (3,322)

In 2004, deferred tax liabilities were increased by $1,332 to correct the recording of certain deferred tax liabilities related to prior year acquisitions.

At December 31, 2004, we had state net operating loss carryforwards, net of valuation allowances, of $441 that expire at various dates up to 2022.

In assessing the realizability of deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. We considered income taxes paid during the previous two years, projected future taxable income, the types of temporary differences, and the timing of the reversal of such differences in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible, we have deemed a valuation allowance of $503 as necessary at December 31, 2004, and $650 at December 31, 2003. The net change in the valuation allowance for the year ended December 31, 2004 was a decrease of $147. During 2003, we increased our valuation allowance by $178, primarily for certain capital loss carryforwards that may not be realized. During 2002, we decreased our valuation by $182.

We paid income taxes of $16,209 in 2004, $3,532 in 2003, and $5,144 in 2002. The amount paid in for 2004 includes $4,649 relating to 2003.

(16) Profit Investment Plan

We maintain a Profit Investment Plan for employees. The Profit Investment Plan permits pre-tax contributions to the Profit Investment Plan by participants pursuant to Section 401(k) of the Internal Revenue Code of 1% to 60% of base compensation. We match 25% of a participant's eligible contributions based on a formula set forth in the Profit Investment Plan and may make additional matching contributions. Our contributions vest at a rate of 20% per year of service. Our matching contributions were $1,445 for the year ended December 31, 2004, $1,381 for the year ended December 31, 2003, and $1,247 for the year ended December 31, 2002.

(17) Deferred Compensation Plan

In 2003, we established the Duratek, Inc. Deferred Compensation Plan ("the Plan") to allow certain eligible key employees to defer a portion of their compensation. The participant's contributions earn income based on the performance of the investment funds they select. We are invested in three life insurance products that are designed to closely mirror the performance of the investment funds that the participants select. These investments, which are recorded at their fair market value, are included in other assets in our consolidated balance sheets.

In December 2003, the vested portion of the restricted stock units issued to two of our senior executives were contributed to the Plan and in January 2004, the remaining portion of restricted stock units vested and were contributed to the Plan (note 14). These restricted

stock units are being held in trust, and in January 2004, all of the restricted stock units were exchanged for our common stock. Our shares have been contributed to the rabbi trust and the corresponding liability related to the deferred compensation plan is presented as a component of stockholders' equity as deferred compensation employee stock trust in the amount of $1,323.

(18) Related Party Transactions

Two of our executive officers held loans in the amount of $431 at December 31, 2003. During 2004, the outstanding balance was repaid.

(19) Segment Reporting and Business Concentrations

We have three primary segments: (i) Federal Services ("FS"), (ii) Commercial Services ("CS"), and (iii) Commercial Processing and Disposal ("CPD"). we realigned our reporting segments for the following:

- During the first quarter of 2003, we realigned our reporting segments to include the results of our Memphis operations in the CS segment from the CPD segment. The related revenues were $3,943 in 2004, $3,634 in 2003, and $3,071 in 2002.
- During the first quarter of 2004, we realigned certain projects from our CS segment to our CPD segment. The related revenues were $1,586 in 2004, $1,629 in 2003, and $2,059 in 2002.
- During the fourth quarter of 2004, we realigned our reporting segments to include the transportation services provided for customers of the CPD segment in the CS segment from the CPD segment. Previously, this service was reflected as an intercompany transaction and revenue was attributed to the CPD segment. Through process improvement, the processing of intercompany transactions is no longer necessary and the revenues from the transportation service and subcontract services are now being included in the CS segment. The related revenues were $2,547 in 2004, $4,418 in 2003, and $5,399 in 2002.
- During the fourth quarter of 2004, we realigned our reporting segments to include the subcontract services provided by our CS segment to our FS segments in the CS segment from the FS segment. Previously, this service was reflected as an intercompany transaction and revenue was attributed to the FS segment. Through process improvement, the processing of intercompany transactions is no longer necessary and the revenues from this subcontract work are now being included in the CS segment. The related revenues were $614 in 2004, $615 in 2003, and $0 in 2002.

The consolidated statement of operations for the years 2004, 2003, and 2002 do not change.

We evaluate the segments' operating income results to measure performance. The following is a brief description of each of the segments:

(a) FS Segment

Our FS segment provides the following services for the DOE and other government entities:

- radioactive and hazardous waste characterization;
- storage, processing, packaging, transportation, and disposal services;
- nuclear facility commissioning, operations, and decommissioning;
- technology and engineering expertise; and
- on-site environmental remediation services on large government projects.

(b) CS Segment

Our CS segment provides a broad range of technologies and services to nuclear power plants, government and industrial facilities, universities, and research/pharmaceutical laboratories, including:

- on-site liquid and solid waste processing;
- transportation logistics (including casks, brokerage services, and large component disposition);
- radiological emergency response;
- area, building, and site characterization and decommissioning;
- instrumentation calibration and rental; and
- training (transportation, regulatory compliance/environmental, safety, and health).

We also provide technical support services to our commercial clients including project management, engineering, radiation protection support, and environmental consulting.

(c) CPD Segment

Our CPD segment operates two facilities in Tennessee and two facilities in South Carolina. At the Tennessee facilities, we use multiple technologies to volume reduce and package customer waste for final disposition such as:

- incineration;
- compaction;
- metal melting and decontamination; and
- survey and release.

At the South Carolina facilities, we perform the following operations:

- operate a low level radioactive waste disposal facility in Barnwell, South Carolina for the State of South Carolina;
- materials processing and packing for disposal; and
- specialty waste processing for nuclear power plants.

	As of and for the Year Ended December 31, 2004				
	FS	CS	CPD	Unallocated Items	Consolidated
Revenues from external customers [1]	$ 115,565	$ 83,783	$ 86,865	$ -	$ 286,213
Income from operations	16,411	14,351	9,830	-	40,592
Interest expense	-	-	-	(6,970)	(6,970)
Other income, net	-	-	-	398	398
Income taxes	-	-	-	13,098	13,098
Equity in income of joint ventures	204	-	-	(80)	124
Net income	16,615	14,351	9,830	(19,750)	21,046
Depreciation and amortization expense	443	2,440	6,540	1,216	10,639
Goodwill	32,671	31,316	8,142	-	72,129
Other long-lived assets [2]	1,240	23,372	43,673	1,613	69,898
Capital expenditures for additions to property, plant and equipment	186	2,669	2,129	1,258	6,242
Total assets	70,736	69,740	92,735	35,326	268,537

(1) Intercompany revenues have been eliminated. Revenues by segment represent revenues earned based on third party billings to customers.

(2) Other long-lived assets include property, plant and equipment and other intangible assets.

	As of and for the Year Ended December 31, 2003				
	FS	CS	CPD	Unallocated Items	Consolidated
Revenues from external customers [1]	$ 125,224	$ 78,349	$ 82,328	$ -	$ 285,901
Income from operations	11,847	14,752	8,347	-	34,946
Interest expense	-	-	-	(6,903)	(6,903)
Other income, net	-	-	-	76	76
Income taxes	-	-	-	11,671	11,671
Equity in income of joint venture	250	-	-	(48)	202
Cumulative effect of a change in accounting principle, net of tax	-	-	-	(2,414)	(2,414)
Net income	12,097	14,752	8,347	(20,960)	14,236
Depreciation and amortization expense	1,093	2,400	6,754	5,032	15,279
Goodwill	32,244	30,411	8,142	-	70,797
Other long-lived assets [2]	1,352	24,249	47,300	1,233	74,134
Capital expenditures for additions to property, plant and equipment	180	2,565	1,823	271	4,839
Total assets	70,678	68,446	99,883	44,137	283,144

	As of and for the Year Ended December 31, 2002				
	FS	CS	CPD	Unallocated Items	Consolidated
Revenues from external customers [1]	$ 135,310	$ 71,342	$ 84,884	$ -	$ 291,536
Income from operations	11,510	9,287	8,022	-	28,819
Interest expense	-	-	-	(5,518)	(5,518)
Other income, net	-	-	-	285	285
Income tax	-	-	-	9,673	9,673
Equity in loss of joint venture	-	-	-	(148)	(148)
Net income	11,510	9,287	8,022	(15,054)	13,765
Depreciation and amortization expense	646	1,772	6,425	3,007	11,850
Goodwill	32,244	30,411	8,142	-	70,797
Other long-lived assets [2]	2,262	39,648	30,373	2,679	74,962
Capital expenditures for additions to property, plant and equipment	419	757	633	840	2,649
Total assets	69,311	89,542	81,484	13,795	254,132

(1) Intercompany revenues have been eliminated. Revenues by segment represent revenues earned based on third party billings to customers.

(2) Other long-lived assets include property, plant and equipment and other intangible assets.

(d) Business Concentrations

Our revenues are derived primarily from contracts with utility companies and from subcontracts with a number of DOE prime contractors. Our revenues are derived almost equally from government and commercial customers. Revenues from DOE contractors and subcontractors represented approximately 43% of consolidated revenues in 2004, 45% in 2003, and 50% in 2002. The Federal Services work that we performed for customers that represent greater than 10% of our consolidated revenues were with Bechtel Corporation and Fluor Corporation. No commercial customer represented more than 10% of consolidated revenues for the years ended December 31, 2004, 2003, and 2002.

Accounts receivable and costs and estimated earnings in excess of billing on uncompleted contracts relating to DOE contractors and subcontractors amounted to $12,750 and $18,837, respectively, at December 31, 2004, and $16,226 and $12,706, respectively, at December 31, 2003.

The CPD segment is primarily reliant upon a single provider for its burial services for both customer and secondary waste disposal. We have an agreement in place at set rates through December 31, 2005.

(20) Commitments and Contingencies

(a) Leases

We have several noncancelable leases which cover real property, machinery and equipment, and certain manufacturing facilities. Such leases expire at various dates with, in some cases, options to extend their terms. Several of the leases contain provisions for rent escalation based primarily on increases in real estate taxes and operating costs incurred by the lessor. Rent expense on noncancelable leases was $3,937 for the year ended December 31, 2004, $3,531 for the year ended December 31, 2003, and $3,588 for the years ended December 31, 2002.

We are obligated under capital leases covering computer equipment and certain machinery and equipment that expire at various dates during the next four years. At December 31, 2004 and 2003, the gross amount of plant and equipment and related accumulated amortization recorded under capital leases were as follows:

	2004	2003
Computer equipment	$ 530	$ 341
Machinery and equipment	1,197	1,197
Trucks and vehicles	829	829
	2,556	2,367
Less accumulated amortization	1,971	1,649
	$ 585	$ 718

Amortization of assets held under capital leases is included with depreciation expense.

The following is a schedule of future minimum annual lease payments for all operating and capital leases with initial or remaining lease terms greater than one year at December 31, 2004:

	Operating	Capital
2005	$ 3,464	$ 288
2006	1,902	138
2007	637	47
2008	284	43
Future minimum lease payments	$ 6,287	516
Less: portion representing interest		37
Less: current portion of capital lease obligation		268
Long-term portion of capital lease obligation		$ 211

The short-term portion of the capital lease obligation is included in accrued expenses and other current liabilities. The long-term portion of the capital lease obligation is included in other non-current liabilities in our consolidated balance sheets.

(b) *Financial Assurance Instruments*

We are required to post, from time to time, standby letters of credit and surety bonds to meet certain customer contract requirements. We do not directly post financial assurance instruments or other guarantees for our subcontractors. As of December 31, 2004, we had outstanding assurance instruments of $23,165, including $7,093 in letters of credit and $16,072 in surety bonds, which expire at various contract completion dates. We have entered into certain indemnification agreements with the providers of the surety bonds, which would require funding only if we failed to perform under the contracts being insured and the surety bond issuer was obligated to make payment to the insured parties. The letters of credit are issued under our bank credit facility up to $15,000 as a sublimit to the $30,000 revolving line of credit. In addition, the bank credit agreement limits the total amount of outstanding supplemental letters of credits, as defined in the credit agreement, and surety bonds to $35,000. Therefore, we are able to issue up to $50,000 in financial assurance instruments under our credit facility.

(c) *Legal Proceedings*

On September 21, 2004, Washington State Department of Ecology ("Ecology") issued a Notice of Penalty Incurred and Due No. 1672 with a fine of $270 jointly and severally assessed against the U.S. Department of Energy - Richland Operations, the U.S. Department of Energy - Office of River Protection, Fluor Hanford Incorporated, and Duratek Federal Services of Hanford, Inc. Ecology issued the Notice of Penalty listing four types of violations: Facility Reporting, Personnel Training, Facility Record Keeping, and General Waste Analysis. The four issues are positions that Ecology has taken relating to how certain drums of material sent off site for treatability studies were handled. All the named parties disagree with the finding and are working as a joint defense team. The DOE is leading the appeal effort, and the named parties filed an appeal with Ecology in Hanford, Washington on October 20, 2004. The Department of Justice has joined the appeal in support of the DOE, Fluor Hanford, and Duratek. The Administrative Appeals Judge has approved the schedule for the case with the final hearing scheduled for January of 2006. Discovery began in February of 2005.

In December 2003, we received a Request for Equitable Adjustment ("REA") from a subcontractor, Performance Abatement Services, Inc. ("PAS"), that seeks a price adjustment of approximately $6,700 to an ongoing, fixed-price subcontract between PAS and Duratek Federal Services, Inc. for asbestos-abatement services. The subcontract at issue arises under a fixed-price contract that we are performing for Bechtel Jacobs Company, LLC ("Bechtel Jacobs"). PAS has claimed amounts based on an extrapolation of their total anticipated cost through completion of this project over a substantially extended performance period, not just based on costs incurred to date. It assumes ongoing project inefficiencies resulting from nine alleged causes.

Duratek received REAs totaling $300 for two of the nine sub-claims during 2004. We are still evaluating the remaining REAs. It is unclear at this time whether the remaining elements of the REA have merit; however, we believe that we have valid defenses to most, if not all, of the remaining claims asserted by PAS. If we determine that additional elements of the REA have merit, it is unclear what portion of those REA elements, if any, may be passed through to our customer for payment.

On February 6, 2004, we were named as a defendant in an adversary proceeding in the United States Bankruptcy Court for the District of Delaware by the Official Committee of Unsecured Creditors of The IT Group, Inc. (The "IT Group"), et al for the avoidance and recovery of money paid to us by The IT Group, Inc. for up to a year before The IT Group filed Chapter 11 Bankruptcy on January 16, 2004. The complaint alleges that because certain members of The Carlyle Group were members of the Board of Directors of both The IT Group and Duratek, Inc., we received preferential treatment regarding payments from The IT Group. The total amount of payments listed in the complaint is $6,900. We believe that the claim of the Unsecured Creditors of The IT Group is without merit. We submitted a memorandum on June 25, 2004 to the Official Committee of Unsecured Creditors identifying certain defenses we have that eliminate our liability. We have not received a response back. We will continue to vigorously defend ourselves. The case is currently in the discovery period.

On December 2, 1999, our wholly owned subsidiary, Scientific Ecology Group, Inc. ("SEG") (now named Duratek Services, Inc.), was named as a defendant in an adversary proceeding in the United States Bankruptcy Court for the District of Massachusetts. The Chapter 11 Trustee, on behalf of the debtor Molten Metal Technology, Inc. ("MMT") and its creditors, filed an adversary "Complaint to Avoid Fraudulent Transfer" naming

as defendants Viacom Inc., the successor to CBS Corporation and Westinghouse Electric Corporation ("Westinghouse"), and SEG. The complaint alleged that the sale of Westinghouse's interest in a joint venture to MMT resulted in a fraudulent conveyance due to MMT's release of SEG from obligations to pay $8,000 to equalize capital expenditures and additional amounts for MMT's share of profits, and MMT's assumption of at least $1,500 of SEG's liabilities, are avoidable because MMT did not receive reasonably equivalent value for the transfers. On or about February 11, 2005, Westinghouse, Duratek, and the Trustee entered into an agreement to settle the adversary proceeding in exchange for a payment by Viacom to the Trustee in the amount of $4,500. As part of this settlement agreement, which has been submitted to the court for approval, Duratek will pay nothing and will receive a full release from the Trustee, as will Westinghouse. Viacom and Duratek have executed a separate agreement in which Viacom has agreed to make all payments to the Trustee and not to seek indemnity or contribution from Duratek; this agreement also contains mutual releases between Viacom and Duratek. Upon approval by the court of the settlement, which is expected, this claim will be resolved fully.

In addition, from time to time, we are a party to litigation or administrative proceedings relating to claims arising from our operations in the normal course of our business. Our management believes that the ultimate resolution of matters in litigation, administrative proceedings, or other matters, including those described above, currently pending against us is unlikely, either individually or in the aggregate, to have a material adverse effect on our results of operations or financial condition.

(21) Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2004				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 64,182	$ 73,555	$ 77,403	$ 71,073	$ 286,213
Gross profit	15,932	17,707	24,842	16,417	74,898
Income from operations	7,285	10,315	16,836	6,156	40,592
Net income	3,085	5,638	9,318	3,005	21,046
Net income attributable to common stockholders	3,073	5,598	9,310	3,002	20,983
Income per common share:					
Basic	$ 0.22	$ 0.40	$ 0.65	$ 0.21	$ 1.48
Diluted	$ 0.21	$ 0.38	$ 0.63	$ 0.20	$ 1.42

The income per common share for certain quarters and for the year ended December 31, 2004 have been revised due to the correction of the weighted-average shares outstanding to include the common stock held by the deferred compensation employee stock trust.

	Year Ended December 31, 2003				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 63,830	$ 76,790	$ 72,517	$ 72,764	$ 285,901
Gross profit	13,269	19,255	18,940	16,944	68,408
Income from operations	5,236	12,015	10,168	7,527	34,946
Net income before cumulative effect of a change in accounting principle	2,592	6,583	5,632	1,843	16,650
Cumulative effect of a change in accounting principle, net of tax	(2,414)	—	—	—	(2,414)
Net income	178	6,583	5,632	1,843	14,236
Net income attributable to common stockholders	(137)	6,268	5,317	(33,366)	(21,918)
Income (loss) per common share:					
Basic:					
Before cumulative effect of a change in accounting principle	$ 0.17	$ 0.46	$ 0.39	$ (2.46)	$ (1.44)
Cumulative effect of a change in accounting principle	(0.18)	—	—	—	(0.18)
	$ (0.01)	$ 0.46	$ 0.39	$ (2.46)	$ (1.62)
Diluted:					
Before cumulative effect of a change in accounting principle	$ 0.13	$ 0.34	$ 0.29	$ (2.46)	$ (1.44)
Cumulative effect of a change in accounting principle	(0.12)	—	—	—	(0.18)
	$ 0.01	$ 0.34	$ 0.29	$ (2.46)	$ (1.62)

The Board of Directors and Stockholders
Duratek, Inc.:

We have audited the accompanying consolidated balance sheets of Duratek, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules listed under item 15(a)(2). These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duratek, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2, the Company adopted Statement of Financial Accounting Standard No. 143, *Accounting for Asset Retirement Obligations*, as of January 1, 2003.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the internal control over financial reporting of Duratek, Inc. as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Baltimore, Maryland
March 8, 2005

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Form 10-K and Annual Report. The consolidated financial statements were prepared in conformity with United States generally accepted accounting principles and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the financial statements.

The Company's management is also responsible for establishing and maintaining adequate internal controls over financial reporting. We maintain a system of internal controls that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal controls over financial reporting and is embodied in our Code of Conduct. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal controls over financial reporting are supported by formal policies and procedures that are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management, the internal auditors and the independent auditors to review and discuss internal controls over financial reporting and accounting and financial reporting matters. The independent auditors and internal auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

The Company's management conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting, based on our evaluation, we have concluded that our internal controls over financial reporting were effective as of December 31, 2004.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting and which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Duratek, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that Duratek, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of Duratek, Inc. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Duratek, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Duratek, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Duratek, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004 and related financial statement schedules, and our report dated March 8, 2005, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Baltimore, Maryland
March 8, 2005

NOTES

Design by A.M.Roe / Writing by Bob Gray (www.writingandediting.com) / Printing by Senoda (www.senoda.com) / Photos of award winners, directors, and group leaders by James Ferry Photography (www.jamesferry.com)

Duratek Headquarters
10100 Old Columbia Road
Columbia, Maryland 21046
phone 410-312-5100
www.duratekinc.com


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